-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                               ----------------

                                SCHEDULE 14D-9
                                (RULE 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                                     Under
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            FORT JAMES CORPORATION
                           (Name of subject company)

                            FORT JAMES CORPORATION
                       (Name of person filing statement)

                         COMMON STOCK, $.10 PAR VALUE
          (Including the associated preferred share purchase rights)
                        (Title of class of securities)

                                   347471104
                     (CUSIP Number of class of securities)

                            Clifford A. Cutchins IV
                            Senior Vice President,
                    General Counsel and Corporate Secretary
                            Fort James Corporation
                              1650 Lake Cook Road
                        Deerfield, Illinois 60015-4753
                                (847) 317-5000
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                   Copy to:
                          Patricia A. Vlahakis, Esq.
                        Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                           New York, New York 10019
                                (212) 403-1000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION

  The name of the subject company is Fort James Corporation, a Virginia corporation ("Fort James"). The address of the principal executive offices of Fort James is 1650 Lake Cook Road, Deerfield, Illinois 60015-4753. The telephone number of Fort James at its principal executive offices is (847) 317-5000.

  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the common stock, par value $.10 per share, of Fort James (the "Common Stock") and the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued under the Rights Agreement, dated as of February 26, 1999, between Fort James and Norwest Bank Minnesota, N.A. (the "Rights Agreement"), as amended by Amendment No. 1 thereto, dated as of July 16, 2000, between Fort James and Wells Fargo Bank Minnesota N.A. (successor to Norwest Bank Minnesota, N.A.). As of September 29, 2000, there were 204,769,587 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

  The filing person is the subject company. Fort James' name, business address and business telephone number are set forth in Item 1 above.

  This Statement relates to the offer by Fenres Acquisition Corp. (the "Purchaser"), a Virginia corporation and a wholly owned subsidiary of Georgia-Pacific Corporation, a Georgia corporation ("Georgia-Pacific"), to exchange for each issued and outstanding Share (a) $29.60, net to the seller in cash, and (b) .2644 shares of Georgia-Pacific Group common stock, par value $.80 per share (the "Exchange Ratio"), including the preferred share purchase rights associated therewith (together, the "Georgia-Pacific Common Stock"), subject to the limitation described below, upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer, dated October 13, 2000 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Prospectus, as amended or supplemented from time to time, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Georgia-Pacific and the Purchaser with the Securities and Exchange Commission on October 13, 2000.

  The Exchange Ratio will be adjusted in the event that the value of the stock component of the consideration would exceed $10.40. This would occur when the Average Price (as defined below) exceeds $39.33, in which event the Exchange Ratio will be equal to $10.40 divided by the Average Price. For purposes of the Offer and this Statement, the "Average Price" means the average (rounded to the nearest 1/10,000) of the volume weighted averages (rounded to the nearest 1/10,000) of the trading prices of Georgia-Pacific Common Stock on the New York Stock Exchange, as reported by Bloomberg Financial Markets, for the ten consecutive trading days ending on the third trading day immediately preceding the date on which the Purchaser accepts for payment all of the Shares validly tendered and not withdrawn pursuant to the Offer (the "Acceptance Date").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 16, 2000, among Fort James, Georgia-Pacific and the Purchaser (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the completion of the Offer, the Purchaser will be merged with and into Fort James (the "Merger"), with Fort James continuing as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of Georgia-Pacific. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than treasury Shares and Shares that are owned by Georgia-Pacific, the Purchaser or any subsidiary of Georgia-Pacific) will be converted into the right to receive the same amount of cash and the same number of shares of Georgia-Pacific Common Stock as is being paid in the Offer. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

  As set forth in the Schedule TO, the principal executive offices of Georgia-Pacific and the Purchaser are located at 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

  The information contained in the Information Statement attached hereto as
Schedule II is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between Fort James or its affiliates and (a) Fort James' executive officers, directors or affiliates or (b) Georgia-Pacific, the Purchaser or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or set forth below.

  THE MERGER AGREEMENT. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Prospectus, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to shareholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  TREATMENT OF EQUITY AWARDS. The Merger Agreement provides that not less than five business days prior to a change of control of Fort James, each holder of an option to purchase Shares shall have the right to elect to have, in whole or in part, their options cashed out or to elect to have, in whole or in part, their options exchanged for options to purchase shares of Georgia-Pacific Common Stock (See "The Merger Agreement--Treatment of Fort James Stock Options, Performance Shares and Restricted or Performance Share Units" in the Prospectus). A change of control will occur upon the consummation of the Offer. Also upon consummation of the Offer, each outstanding option to purchase Shares will, by its terms, to the extent not already vested, become immediately fully vested and exercisable and each outstanding share of restricted stock and outstanding performance share will, by its terms, to the extent not already vested or free of restrictions, become immediately fully vested and the restrictions thereon will lapse. In addition, upon consummation of the Offer, each restricted stock unit will, by its terms, immediately vest and become payable in cash. In addition, if, during the three-year period following consummation of the Offer, an employee's employment is terminated by Fort James, without cause, or the employee terminates his employment for "good reason" (as defined in the employee's employment agreement), the option exercise period for each outstanding option held by this employee shall continue until the earlier of three years following the date the Offer is completed or the last day of the option's original scheduled term.

  As of September 29, 2000, the executive officers of Fort James held an aggregate of 1,144,250 options, 100,000 shares of restricted stock, 386,837 performance shares and 475,000 restricted stock units that were unvested or subject to restrictions and which will become fully vested and exercisable or free of restrictions on the consummation of the Offer. In addition, as of September 29, 2000, non-employee directors held an aggregate of 9,915 shares of restricted stock that were unvested and subject to restrictions and would become vested and free of restrictions if the non-employee director ceased to be a member of the Board as a result of a change of control of Fort James.

  EMPLOYMENT AGREEMENT AND INDIVIDUAL SUPPLEMENTAL RETIREMENT PLAN. Fort James has employment agreements with each of its named executive officers (Messrs. Cutchins, Haberli, Lundgren, Marsh and Neil) and with eight of its other executive officers that provide for severance benefits in the event of a termination of the executive's employment by Fort James other than for cause (as defined in the employment agreements) or disability, or a termination of the executive's employment by the executive with good reason (as defined in the employment agreements) during the three-year period following completion of the Offer (in the case of Mr. Neil and three of the other executive officers, during the remainder of the three-year term of their respective employment agreements).

  If Fort James terminates an executive's employment other than for cause or disability, or if the executive terminates his employment for good reason, the executive will be entitled to receive a lump sum cash severance payment equal to the sum of (1) any accrued unpaid salary, plus a prorated annual bonus based on the executive's highest bonus in the immediately preceding five years (three years for Mr. Neil and four of the other executive officers) ("Annual Bonus"); (2) three times the executive's base salary and Annual Bonus; and (3) if the executive is not age 55, a supplemental retirement payment based on the additional pension amounts (under both qualified defined benefit plans and supplemental plans, including Mr. Marsh's Supplemental Retirement Plan described below) that the executive would have accrued had he remained employed for three additional years, assuming that the executive's compensation for the three additional years is his final base salary and Annual Bonus. Upon termination of employment for the reasons stated above, each executive will also be automatically vested in any unvested shares of restricted stock, stock options, performance shares and other equity-based awards, and the executive and his family will receive continued coverage under certain Fort James welfare benefit plans for three years. Each employment agreement also provides that the executive will be made whole on an after-tax basis with respect to certain excise taxes which may be imposed upon payments under the employment agreement.

  In addition to the supplemental retirement payment described above, each executive (other than Mr. Neil and four of the other executive officers) will be entitled to the following retirement benefits in the event of a termination of his employment other than for cause or disability, or the executive's termination of his employment for good reason: (1) three years of additional age and service credit for purposes of determining the executive's retirement benefits under both qualified defined benefit plans and supplemental plans, using the executive's final base salary and Annual Bonus to calculate the additional retirement benefit amount as a result of the additional age and service credit (other than for Mr. Marsh); (2) eligibility for retiree medical plan coverage; and (3) a lump-sum cash payment of $50,000.

  Under Mr. Marsh's Supplemental Retirement Plan, upon termination following consummation of the Offer, (1) he will be credited with up to two years additional service if necessary to provide him with six years and ten months service, (2) the basic benefit under the plan will be increased by 5% if he retires at age 54, and 10% if he retires on or after the first day of the month coinciding with or next following the date he attains age 55,
(3) reduction factors for payments beginning before age 55 will not apply, (4) the value of retirement benefits will be paid in a lump sum, and (5) if he is terminated for cause (as defined in the plan), his rights under the plan will be determined as if the termination were not for cause. For purposes of the benefits under the plan, Mr. Marsh will be credited with the additional years of service that he is entitled to receive under his employment agreement upon a termination of employment (as described above).

  SPLIT DOLLAR LIFE INSURANCE PLAN. Under the Fort James Split Dollar Life Insurance Plan, each executive officer whose employment terminates within two years following consummation of the Offer will be permitted to continue in the plan, and the Fort James premium payment obligation will continue for a period of 15 years from the effective date of the executive officer's participation in the plan.

  APPOINTMENT TO THE GEORGIA-PACIFIC BOARD OF DIRECTORS. Under the terms of the Merger Agreement, at the Effective Time, three individuals from among the present directors of Fort James will be appointed to Georgia-Pacific's board of directors.

  DIRECTORS' AND OFFICERS' INSURANCE; INDEMNIFICATION. The Merger Agreement provides that for a period of six years from the Effective Time, the surviving corporation in the Merger will maintain in effect Fort James' existing directors' and officers' liability insurance covering those persons who were covered under the respective directors' and officers' liability insurance on July 16, 2000 (the "Indemnified Parties"); provided that Georgia-Pacific is not required to expend an amount in excess of 200% of the annual premiums currently paid by Fort James for the respective directors' and officers' liability insurance. If insurance coverage is not otherwise available, Georgia-Pacific will cause its directors' and officers' liability insurance then in effect to cover those persons who are covered on July 16, 2000 with respect to those matters covered by Fort James' directors' and officers' liability policy.

  The Surviving Corporation will also indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of the respective Indemnified Parties' service as officers, directors, employees or agents of Fort James or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees of Fort James or any of its subsidiaries occurring prior to the Effective Time, including the transactions contemplated by the Merger Agreement. In the event that any Indemnified Party becomes involved in any action, proceeding or investigation in connection with any matter occurring prior to the Effective Time, the Surviving Corporation will pay, as incurred, the respective Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection with the relevant action, proceeding or investigation. If expenses are advanced, however, prior to receiving the advance, if required by applicable law, the Indemnified Party shall provide Georgia-Pacific with an undertaking to repay the advance in full after it is ultimately determined that party who received the advance was not entitled to indemnification. Subject to certain notice and cooperation provisions, the surviving corporation in the Merger will pay all reasonable expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnification provisions of the Merger Agreement or any action involving an Indemnifying Party resulting from the transactions contemplated by the Merger Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

 (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

  The Board of Directors of Fort James (the "Board" or the "Board of Directors"), at a meeting held on July 16, 2000, determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of Fort James and Fort James' shareholders. At this meeting, the Board approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

 (b)(i) BACKGROUND

  As part of its long-term strategy to strengthen its portfolio of businesses by divesting or exiting commodity and non-strategic businesses and by acquiring businesses which are high value-added and that position Georgia-Pacific closer to its customers, and to continue to build and strengthen its tissue business, Georgia-Pacific has, from time to time, considered various strategic transactions with various parties, including Fort Howard Corporation (a predecessor to Fort James).

  Similarly, from time to time over the past several years, Fort James' management and Board have reviewed strategic alternatives, including remaining an independent public company, the possibility of acquisitions or mergers with other companies and other transactions.

  On May 1, 2000, Alston D. Correll, Georgia-Pacific's Chairman, Chief Executive Officer and President, approached Miles L. Marsh, Fort James' Chairman and Chief Executive Officer, to request a meeting to discuss the merits of a possible transaction between Georgia-Pacific and Fort James. This meeting was scheduled for May 4, 2000.

  On May 4, 2000, Mr. Correll and Mr. Marsh met in Chicago, Illinois. During that meeting, Mr. Correll indicated that Georgia-Pacific would be interested in acquiring Fort James on friendly terms provided that the acquisition was given the full support of Mr. Marsh and the Board. Mr. Correll explained the potential value and strategic benefits that he believed would be recognized by the shareholders of Fort James and the shareholders of Georgia-Pacific as a result of the combination of Fort James and Georgia-Pacific. Following that meeting Mr. Correll and Mr. Marsh briefed members of their respective senior management teams and each management team began a more detailed review.

  During May, 2000, Georgia-Pacific retained the investment banking firm of Merrill Lynch and the law firm of Shearman & Sterling to advise on the transaction. During May 2000, Fort James also retained outside financial and legal advisors.

  On May 5, 2000, during a special telephonic meeting of the Board, Mr. Marsh informed the Board as to the status of the discussions with Georgia-Pacific.

  On May 12, 2000, Fort James and Georgia-Pacific executed a Confidentiality Agreement to facilitate the exchange of information.

  On May 14, 2000, during a special telephonic meeting of the Georgia-Pacific board of directors, Mr. Correll updated the Georgia-Pacific board of directors with respect to the proposed acquisition of Fort James and Fort James' business and operations and explained the merits of an acquisition of Fort James by Georgia-Pacific. The Georgia-Pacific board of directors strongly supported the proposed acquisition and authorized Mr. Correll to continue negotiating with Fort James.

  Throughout mid-to late May, management of each company met periodically with their respective financial and legal advisors to review the merits of and issues regarding a possible transaction between the companies.

  On June 1, 2000, senior officers of Georgia-Pacific and Fort James and their respective financial and legal advisers met in New York, New York to begin discussing the terms of a possible transaction. On June 8, 2000, Mr. Correll, Mr. Marsh, and senior officers of both Georgia-Pacific and Fort James, met in Chicago, Illinois to continue discussing the terms of a possible transaction.

  On June 9, 2000, at a special meeting of the Board, Mr. Marsh briefed the Board on the status of discussions with Georgia-Pacific. Later that day, Mr. Marsh contacted Mr. Correll to further discuss the potential terms of the proposed transaction.

  On June 15, 2000, the Board held a regularly scheduled meeting at which members of its senior management and its outside financial and legal advisors provided the Board with advice on the financial and legal issues presented by the transaction.

  On June 16, 2000, Mr. Correll, Mr. Marsh and members of their senior management teams met in New York, and Fort James' officers made due diligence presentations of its Dixie and European lines of businesses. An additional due diligence meeting that included officers of the two companies and representatives of Morgan Stanley & Co. Incorporated and Merrill Lynch was held on June 20, 2000 during which further operational, legal and financial due diligence was conducted.

  On June 29, 2000, at a special meeting of the Georgia-Pacific board of directors, Mr. Correll updated the Georgia-Pacific board of directors on the status of discussions with Fort James. Georgia-Pacific's senior management and Merrill Lynch made presentations to the Georgia-Pacific board of directors concerning various financial aspects of the transaction and the Georgia-Pacific board of directors discussed the business, financial and legal issues which would be presented by an acquisition of Fort James. The Georgia-Pacific board of directors authorized Mr. Correll to continue to seek to reach an agreement with Fort James.

  On June 30, 2000, Mr. Correll contacted Mr. Marsh and indicated that Georgia-Pacific proposed to acquire all outstanding Shares for a price of $36 per Share, representing a 54% premium over the then-current market price for each Share. Mr. Correll proposed that the price would be paid 80% in cash and 20% in shares of Georgia-Pacific Common Stock, subject to a collar on the stock portion of the consideration. Mr. Correll also proposed that the transaction would be structured as an exchange offer by Georgia-Pacific for all outstanding Shares, to be followed by a merger of Fort James with a subsidiary of Georgia-Pacific and discussed other terms of the proposed transaction.

  Mr. Marsh immediately convened a telephonic meeting of the Board and fully summarized Georgia-Pacific's proposal. Mr. Marsh indicated that the proposal would be discussed further at a special meeting of the Board on July 6, 2000. From July 2, 2000 through July 5, 2000, Mr. Marsh and members of the Fort James management team reviewed Georgia-Pacific's proposal with Morgan Stanley and representatives of Morgan Stanley and Merrill Lynch discussed various aspects of Georgia-Pacific's proposal.

  On July 5, 2000, Messrs. Correll and Marsh discussed the proposed transaction by telephone. During this conversation, Mr. Correll and Mr. Marsh discussed a price consisting of $29.00 in cash and .2861 shares of Georgia-Pacific Common Stock, subject to a cap on the value of the total consideration of $40 per Share.

  On July 6, 2000, the Board met in Chicago, Illinois to discuss the proposed business combination. Present at that meeting were representatives of Fort James' outside legal advisors and Morgan Stanley, which provided financial analyses relating to the proposed transaction.

  On July 7, 2000 representatives of Georgia-Pacific and Fort James met in Northbrook, Illinois to discuss financial and business information about both companies and to continue their due diligence examination of the business and operations of both companies. Fort James' officers made a presentation of its North American tissue business. Representatives of Morgan Stanley and Merrill Lynch were present at the meeting.

  On July 11, 2000, senior officers of Fort James and Georgia-Pacific met in New York City to continue discussions with respect to the proposed transaction.

  On July 12, 2000, Merrill Lynch, acting on instructions from Georgia-Pacific, contacted Morgan Stanley to indicate that Georgia-Pacific was proposing to adjust the proportion of cash and stock consideration to $29.60 in cash and .2644 shares of Georgia-Pacific Common Stock for each outstanding Share, subject to the same cap on the total value of the consideration of $40 per Share. This adjustment reflected a desire on the part of both companies to maximize the proportion of the total offer price to be paid in cash. However, Georgia-Pacific could not make an all-cash offer without jeopardizing the investment grade ratings of its corporate debt. The $29.60 cash amount was agreed upon by both companies to achieve both objectives. The closing price per Share on July 12, 2000 was $24.00.

  During the period from July 11 to July 16, 2000, representative of Georgia-Pacific and Fort James and their respective outside counsels negotiated the specific terms of the Merger Agreement, including the conditions to the Offer, the interim covenants, the circumstances under which the break-up fee would be payable, the non-solicitation provisions, the efforts required to obtain regulatory approvals and the circumstances in which the parties could terminate the Merger Agreement.

  On July 16, 2000, the Georgia-Pacific board of directors met telephonically. After discussion, which included updates regarding the financial and legal aspects of the proposed transaction from members of the senior management of Georgia-Pacific and representatives of Georgia-Pacific's outside legal and financial advisors, the Georgia-Pacific board of directors unanimously approved the Merger Agreement.

  Also on July 16, 2000, Fort James held a special meeting of its Board. After discussion, which included updates regarding the financial and legal aspects of the proposed transaction from members of the senior management of Fort James and its outside legal advisers, Morgan Stanley delivered its opinion to the effect that as of that date the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to those holders and the Board unanimously approved the Merger Agreement. Later that day, Georgia-Pacific and Fort James executed the Merger Agreement.

  On July 17, 2000, the companies issued a joint press release announcing the transaction.

 (ii) REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

  In reaching its recommendations described above in this Item 4, the Board considered a number of factors, including the following:

  1. TRANSACTION FINANCIAL TERMS/PREMIUM TO MARKET PRICE. The relationship of the consideration to be paid in the Offer and the Merger to recent and historical market prices of the Shares. Based on the closing price of Georgia-Pacific Common Stock of $28.625 on July 14, 2000 (the last trading day prior to the announcement of the Merger Agreement), the per share consideration totaled $37.17 per Share, representing a 51% premium over the $24.56 closing price of the Shares on July 14, 2000. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, taking into account the certainty of the value of the cash component of the Offer as compared to the stock component, as well as the fact that the stock component permits Fort James shareholders to become holders of Georgia-Pacific Common Stock and participate in the future prospects of the combined businesses of Georgia-Pacific and Fort James. The Board further believed that the total consideration was the highest per Share consideration that could be negotiated with Georgia-Pacific. The Board was aware that the consideration received by holders of Shares in the Offer and the Merger would be taxable to the holders of Shares for federal income tax purposes.

  2. MORGAN STANLEY ANALYSES. Presentations from and the opinion delivered by Morgan Stanley dated July 16, 2000, that, based upon and subject to the considerations and assumptions as stated in the opinion, the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to the holders of Shares. The analyses performed by Morgan Stanley are described below under "Opinion of Financial Advisor." A copy of the opinion delivered by Morgan Stanley to the Board, setting forth the procedures followed, the matters considered and the assumptions made by Morgan Stanley in arriving at its opinion, is attached to this Statement as Schedule I and incorporated in this Statement by reference. SHAREHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. The Board was aware that Morgan Stanley becomes entitled to certain fees described below in Item 5 upon the consummation of the Offer.

  3. FORT JAMES OPERATING AND FINANCIAL CONDITION. The current and historical financial condition and results of operations of Fort James, as well as the prospects and strategic objectives of Fort James, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which Fort James' businesses operate.

  4. GEORGIA-PACIFIC OPERATING AND FINANCIAL CONDITION. The current and historical financial condition and results of operations of Georgia-Pacific, as well as the prospects and strategic objectives of Georgia-Pacific, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which Georgia-Pacific's businesses operate.

  5. BENEFITS OF THE COMBINATION. The fact that the combination of the businesses of Fort James with those of Georgia-Pacific are expected to lead to potential cost savings and other synergies.

  6. NO FINANCING CONDITION. The fact that the Offer would not be subject to a financing condition and that Georgia-Pacific has the financial capacity to consummate the Offer and the Merger.

  7. STRATEGIC ALTERNATIVES. The presentations of Fort James' management, Morgan Stanley and the Board's review with respect to trends in the industries in which Fort James' businesses operate and the strategic alternatives available to Fort James, including Fort James' remaining an independent public company, the possibility of acquisitions or mergers with other companies in these industries and other transactions, as well as the risks and uncertainties associated with the strategic alternatives available to Fort James. The Board considered management's belief that Fort James and Georgia-Pacific have similar corporate cultures, the complementary nature of the two companies' products, and the experience, reputation and financial strength of Georgia-Pacific.

  8. TIMING AND MANNER OF COMPLETION. The anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as an exchange offer for all of the Shares, followed by a merger in which shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer.

  9. CONDITIONS TO CONSUMMATION. Georgia-Pacific's obligation to consummate the Offer and the Merger is subject to customary conditions, with no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals, and Georgia-Pacific's commitment in the Merger Agreement to use its best efforts to obtain the required regulatory approvals for the Offer and the Merger, except to the extent that the actions necessary to fulfill the conditions to the Offer and the Merger would have a material adverse effect on the combined companies.

  10. ALTERNATIVE TRANSACTIONS. The Board considered that under the terms of the Merger Agreement, while Fort James is prohibited from soliciting acquisition proposals from third parties, Fort James may furnish information to and participate in negotiations with third parties in response to an unsolicited written acquisition proposal if a majority of the Board (a) reasonably determines in good faith, after consultation with its financial advisors, that furnishing information to and participating in negotiations with third parties would be reasonably likely to lead to the delivery to Fort James of a superior proposal and (b) determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to furnish information to and participate in negotiations with third parties in order to comply with its fiduciary duties under applicable law.

  11. ABILITY TO TERMINATE FOR A SUPERIOR PROPOSAL. The fact that the Board is permitted, subject to the payment to Georgia-Pacific of a $125 million termination fee, to terminate the Merger Agreement if, prior to consummation of the Offer, a superior proposal is received by Fort James and the Board reasonably determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to terminate the Merger Agreement and enter into a new agreement to effect the superior proposal in order to comply with its fiduciary duties under applicable law.

  12. REVERSE TERMINATION FEE. The fact that Fort James has the protection of a $125 million reverse termination fee in the event that the Merger Agreement is terminated primarily due to the required regulatory approvals not being received prior to February 28, 2001.

  13. POTENTIAL CONFLICTS OF INTERESTS. The Board was aware of the potential conflicts of interest between Fort James on the one hand, and, on the other hand, certain of Fort James' officers, directors or affiliates in the Offer and the Merger, all as described above in Item 3.

  In addition, the Board considered potentially negative factors in its deliberations, including the following:

  1. IMPACT OF THE TRANSACTION ON INTERIM OPERATIONS OF FORT JAMES. The possible negative impact on the business of Fort James between signing and closing due to announcement of the Offer and the interim covenants relating to the operation of Fort James' business between signing of the Merger Agreement and closing of the Merger.

  2. RISK FACTORS. The Board considered the following matters (which are discussed in more detail in the Prospectus under the heading "Risk Factors Relating to the Offer and the Merger"):

    . The Exchange Ratio could work to the disadvantage of Fort James stockholders, because a decline in the price of Georgia-Pacific Common Stock would cause the value of the consideration to be paid for the Shares to decline, but if the price of the Georgia-Pacific Common Stock were to increase, Fort James shareholders might not realize the full value of the increase due to the agreed upon procedure for adjusting the Exchange Ratio so that a maximum of $10.40 per Share is paid in stock.

    .  The expected benefits of the combination may not be realized.

    . The business of Georgia-Pacific and the trading price of Georgia-Pacific Common Stock may be affected by factors different from those which affect the business of Fort James and the price of the Shares, which could adversely affect Fort James shareholders to the extent the Georgia-Pacific Common Stock received in the transaction declines for reasons unexpected by the Fort James shareholders.

    . The potential decrease in earnings from those shown in the pro forma financial information since increases in depreciation and amortization expense over preliminary estimates reflected in the pro forma financial information are likely to occur after the purchase consideration is finally allocated to Fort James' assets.

    . The need for governmental approvals may delay consummation of the Offer and the Merger.

    . The fact that the building products and pulp and paper industries are highly competitive and that the combined Georgia-Pacific and Fort James will face intense competition, following the Merger, in those industries.

  The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors. After weighing all of the different factors, the Board unanimously determined to recommend that Fort James' shareholders tender their Shares in the Offer.

 (iii) OPINION OF FINANCIAL ADVISOR

  Fort James engaged Morgan Stanley to provide it with financial advisory services and a financial fairness opinion in connection with the Offer and the Merger. The Board selected Morgan Stanley based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of Fort James. At the meeting of the Board on July 16, 2000, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of July 16, 2000, and based on and subject to the considerations in its opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to those holders.

  THE FULL TEXT OF MORGAN STANLEY'S OPINION, DATED JULY 16, 2000, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN RENDERING ITS OPINION, IS ATTACHED AS SCHEDULE I TO THIS STATEMENT AND INCORPORATED IN THIS STATEMENT BY REFERENCE. WE URGE YOU TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY. MORGAN STANLEY'S OPINION IS DIRECTED TO THE BOARD, ADDRESSES ONLY THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF THE SHARES PURSUANT TO THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW TO THOSE HOLDERS AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER OR CONSTITUTE A RECOMMENDATION AS TO WHETHER HOLDERS OF SHARES SHOULD TENDER THEIR SHARES IN THE OFFER OR AS TO HOW HOLDERS OF SHARES SHOULD VOTE AT ANY SHAREHOLDERS' MEETING HELD IN CONNECTION WITH THE MERGER. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

  In connection with rendering its opinion, Morgan Stanley, among other things:

 . reviewed certain publicly available financial statements and other information of Fort James and Georgia-Pacific;

 . reviewed certain internal financial statements and other financial and operating data concerning Fort James prepared by the management of Fort James;

 . reviewed certain internal financial statements and other financial and operating data concerning Georgia-Pacific prepared by the management of Georgia-Pacific;

 .  reviewed certain financial projections prepared by the management of Fort
   James;

 . reviewed certain financial projections prepared by the management of Georgia-Pacific;

 . discussed the past and current operations and financial condition and the prospects of Fort James, including information relating to strategic, financial and operational benefits anticipated from the Offer and the Merger, with senior executives of Fort James;

 . discussed the past and current operations and financial condition and the prospects of Georgia-Pacific, including information relating to strategic, financial and operational benefits anticipated from the Offer and the Merger, with senior executives of Georgia-Pacific;

 .  reviewed the pro forma impact of the Offer and the Merger on Georgia-
   Pacific's earnings per share, cash flow, consolidated capitalization and financial ratios;

 . reviewed the reported prices and trading activity for the Shares and Georgia-Pacific Common Stock;

 . compared the financial performance of Fort James and the prices and trading activity of the Shares with that of other comparable publicly-traded companies and their securities;

 . compared the financial performance of Georgia-Pacific and the prices and trading activity of Georgia-Pacific Common Stock with that of other comparable publicly-traded companies and their securities;

 . reviewed the financial terms, to the extent publicly available, of comparable acquisition transactions;

 .  participated in discussions and negotiations among representatives of Fort
   James, Georgia-Pacific and their financial and legal advisors;

 .  reviewed the Merger Agreement, and related documents; and

 . performed other analyses and considered other factors that Morgan Stanley deemed appropriate.

  Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections, including information relating to strategic, financial and operational benefits anticipated from the Offer and the Merger, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Fort James and Georgia-Pacific. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Morgan Stanley assumed that, in connection with the receipt of all the necessary regulatory approvals for the Offer and the Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer and the Merger. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Fort James, nor has it been furnished with any appraisals regarding the assets or liabilities. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of July 16, 2000.

  The following is a summary of all the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. To fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

  HISTORICAL SHARE PRICE PERFORMANCE. Morgan Stanley noted that the purchase price per Share of $29.60 in cash and .2644 shares, subject to adjustment in the circumstances provided in the Merger Agreement, of Georgia-Pacific Common Stock (collectively, the "Consideration"), equated to $37.17 per Share, based on the closing price of Georgia-Pacific Common Stock as of Friday, July 14, 2000 (the last full trading day prior to the announcement of the Merger Agreement), representing a 51.3% premium to the closing price of a Share of $24.56.

  Morgan Stanley reviewed the historical performance of the Shares and Georgia-Pacific Common Stock based on a historical analysis of closing prices and trading volumes for the last twelve months ending July 3, 2000. The table below shows the twelve-month high and low losing prices during that period, compared with a closing price on July 14, 2000 of $24.56 per Share and $28.63 per share of Georgia-Pacific Common Stock:

                                                     June 30, 1999 June 30, 1999
                                                        through       through
                                                     July 3, 2000  July 3, 2000
                                                         High           Low
                                                     ------------- -------------
Fort James..........................................    $42.00        $16.94
Georgia-Pacific.....................................    $52.13        $26.06

  Morgan Stanley compared the historical trading performance of Shares with that of a group of selected paper and forest product companies. The group of selected paper and forest product companies included Boise Cascade Corporation, Bowater Incorporated, Champion International Corporation, Georgia-Pacific, International Paper Company, The Mead Corporation, Smurfit-Stone Container Corporation, Westvaco Corporation and Weyerhaeuser Company. These companies were selected because they participate in the paper and forest products industry and possess financial and operating characteristics that have similarities to those of Fort James. However, none of the companies utilized in this analysis as a comparison is identical to Fort James.

  This analysis showed that the closing market prices during the period from July 12, 1999 through July 13, 2000 depreciated as follows:

                                                                  Depreciation
                                                                  ------------
   Fort James....................................................   (39.2%)
   Georgia-Pacific...............................................   (43.1%)
   Selected paper and forest products companies (including
    Georgia-Pacific): Mean.......................................   (25.8%)

  Morgan Stanley also reviewed the distribution of the closing prices of Shares from January 1, 1996 through July 5, 2000. Morgan Stanley noted that the Consideration, based on a range of closing share prices for Georgia-Pacific Common Stock, exceeded most of the closing share prices of Shares over the period.

                                                     % of Shares Traded within
       Share Price                                       Price Range from
          Range                                          1/1/1996-7/5/2000
       -----------                                   -------------------------
       $28.75-41.13                                             50%
       25.94-44.56                                              75%
       16.94-52.25                                             100%
          32.75                                               Median

  DISCOUNTED CASH FLOW ANALYSIS OF FORT JAMES. Morgan Stanley analyzed financial projections prepared by the management of Fort James for the fiscal year 2000 (the "Fort James Management Projections") and financial projections contained in publicly available Morgan Stanley research estimates for the fiscal year 2001 (the "Fort James Research Estimates"). The Fort James Management Projections consisted of the following: projections of fiscal year 2000 sales of $7,272 million, fiscal year 2000 EBITDA of $1,462 million and fiscal year 2000 net income of $485 million. The Fort James Management Projections were prepared in early 2000 and reflected management's view as of that time and were provided solely to Morgan Stanley for use in its analysis in connection with the Offer and the Merger. Fort James has no duty to update, and has not updated, those projections. Projections for 2002 and beyond were extrapolated by assuming annual revenue growth of 3.5% and flat EBITDA margins. Morgan Stanley performed a discounted cash flow analysis of Fort James based on those projections. Morgan Stanley discounted the unlevered free cash flows of Fort James at a range of discount rates of 10.0% to 11.0%, representing an estimated weighted average cost of capital range for Fort James, and terminal values based on a range of multiples of 6.0-7.0 times estimated 2009 earnings before interest, taxes, depreciation and amortization ("EBITDA") to arrive at a range of present values for Fort James. The present values were then adjusted for Fort James' debt (net of cash), preferred stock, if any, and proceeds from the exercise of outstanding options to arrive at an implied equity value per share. Based on this analysis, Morgan Stanley calculated values representing an implied equity value per Share ranging from approximately $27 to $31.

  DISCOUNTED CASH FLOW ANALYSIS OF GEORGIA-PACIFIC. Morgan Stanley analyzed financial projections contained in publicly available Morgan Stanley research estimates for the fiscal years 2000 and 2001 (the "Georgia-Pacific Research Estimates"), which were not confirmed by Georgia-Pacific. Projections for 2002 and beyond were extrapolated by assuming annual revenue growth of 2.5% and mid-cycle EBITDA margins. Morgan Stanley performed a discounted cash flow analysis of Georgia-Pacific based on those projections. Morgan Stanley discounted the unlevered free cash flows of Georgia-Pacific at a range of discount rates of 10.0% to 11.0%, representing an estimated weighted average cost of capital range for Georgia-Pacific, and terminal values based on a range of multiples of 5.0-6.0 times estimated 2009 EBITDA to arrive at a range of present values for Georgia-Pacific. The present values were then adjusted for Georgia-Pacific's debt (net of cash), preferred stock and proceeds from the exercise of outstanding options to arrive at an implied equity value per share. Based on this analysis, Morgan Stanley calculated values representing an implied equity value per share of Georgia-Pacific Common Stock ranging from approximately $45 to $53.

  COMPARABLE COMPANY ANALYSIS OF FORT JAMES AND GEORGIA-PACIFIC. Morgan Stanley reviewed the current valuation of publicly traded companies in the paper and forest products sector and the consumer products sector considered to be comparable to Fort James and Georgia-Pacific. Morgan Stanley reviewed measures of valuation including historical and projected price to earnings ratios and historical and projected aggregate value to EBITDA ratios. The group of selected paper and forest products companies included Boise Cascade Corporation, International Paper Company, Svenska Cellulosa Aktiebolaget SCA ("SCA"), Weyerhaeuser Company and Willamette Industries, Inc. These companies were selected because they participate in the paper and forest products industry, and possess financial and operating characteristics that have similarities to those of Fort James and Georgia-Pacific. Morgan Stanley observed a price to 2000 estimated earnings multiple mean of 9.3 times and an aggregate value to 2000 estimated EBITDA multiple mean of 5.4 times for comparable publicly traded paper and forest products companies. The group of selected consumer products companies included The Procter & Gamble Company and Kimberly-Clark Corporation. These companies were selected because they are engaged in the manufacture and sale of branded tissue products, as well as other paper and forest products, and possess financial and operating characteristics that have similarities to those of Fort James and Georgia-Pacific. Morgan Stanley observed a price to 2000 estimated earnings multiple mean of 17.7 times and an aggregate value to 2000 estimated EBITDA multiple mean of 9.3 times for comparable publicly traded consumer products companies.

  Morgan Stanley selected a multiple range of 5.5-6.5 times 2000 estimated EBITDA for Fort James. Applying this multiple to the forecast of 2000 EBITDA in Fort James Management Projections implied a range of equity value per Share between approximately $22 and $29.

  Morgan Stanley selected a multiple range of 4.5-5.5 times 2000 estimated EBITDA for Georgia-Pacific. Applying this multiple to the forecast of 2000 EBITDA in Georgia-Pacific Research Estimates implied a range of equity value per share of Georgia-Pacific Common Stock between approximately $29 and $44.

  No company utilized in the publicly traded comparable company analysis is identical to Fort James or Georgia-Pacific. Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Fort James and Georgia-Pacific. Mathematical analysis (such as determining the mean or median) is not itself a meaningful method of using publicly traded comparable company data.

  PRECEDENT TRANSACTIONS ANALYSIS OF FORT JAMES AND GEORGIA-PACIFIC. Using publicly available information, Morgan Stanley reviewed recent precedent transactions that were considered to be comparable to this transaction. These transactions were selected because they involved the sale of companies that participate in the paper and forest products industry. These transactions included (but were not limited to):

 .  SCA / Metsa-Tissue (Metsa-Seria Oyj's stake) (2000)

 .  SCA / AM Paper Group (1999)

 .  SCA / Metsa-Tissue (11% stake) (1999)

 .  Kimberly-Clark Corporation / Attisholtz Tissue Business (1999)

 .  Plainwell Inc. / Pope & Talbot Inc.--Tissue (1998)

 .  Wausau Paper Mills Company / Mosinee Paper Corporation (1997)

 .  The Procter & Gamble Company / Ssangyong Paper Co. (1997)

 .  Copamex Industries SA / Kimberly-Clark de MX-Regio Tissue (1997)

 .  Kruger Inc. / Scott Paper Ltd. (1997)

  Morgan Stanley observed the following precedent transactions to be most comparable to this transaction because they involved the sale of companies that participate in the paper and forest products industry with a focus on the manufacture and sale of tissue products:

 .  Georgia-Pacific Corporation / Wisconsin Tissue Mills Inc. (1999)

 .  James River Corporation / Fort Howard Corporation (1997)

 .  Kimberly-Clark Corporation / Scott Paper Company (1995)

  Morgan Stanley reviewed publicly available financial information including the aggregate value to the latest twelve-month ("LTM") EBITDA. Morgan Stanley observed an aggregate value to LTM EBITDA range of approximately 6.4--11.3 times and a mean of 8.6 times for the precedent transactions.

  Based on 1999 Fort James EBITDA, and using a multiple range of 7.5--9.5 times 1999 EBITDA, a range of implied equity values per Share was between approximately $31 and $44.

  Based on 1999 Georgia-Pacific EBITDA, and using a multiple range of 7.0--8.0 times 1999 EBITDA, a range of implied equity values per share of Georgia-Pacific Common Stock was between approximately $58 and $72.

  SEGMENT BREAK-UP ANALYSIS. Morgan Stanley performed segment valuation analysis, which included the tax impact of the divestiture of certain Fort James operations on the value of Fort James. The analysis incorporated assumptions regarding tax bases and the corporate tax rate. Based on Fort James EBITDA, and using a multiple range of 8.0--10.0 times 1999 EBITDA for Fort James' European tissue operations and a multiple range of 7.5--9.5 times 1999 EBITDA for the rest of Fort James, a range of implied equity values per Share was between approximately $29 and $39.

  LEVERAGED BUYOUT ANALYSIS. Morgan Stanley analyzed a scenario, using Fort James Management Projections, Fort James Research Estimates and extrapolated projections, whereby each Share was purchased at a price that would result in a five-year internal rate of return of approximately 27.5% upon disposition assuming a five-year EBITDA exit multiple of 5.5--6.5 times. This analysis implied an equity price of $21 to $24 per Share.

  STAND-ALONE EQUITY VALUE. Morgan Stanley evaluated the implied current stock price by estimating the stock price in 2000 based on a multiple of 2001 earnings of 12.0--13.0 times. Morgan Stanley used 2001 earnings estimates based on Fort James Research Estimates and Fort James Management Projections. The implied stock price in 2001 was then discounted to a current price at an equity discount rate of 13.9%. This analysis implied a valuation of approximately $26 to $32 per Share.

  PRO FORMA COMBINATION ANALYSIS. Morgan Stanley analyzed the pro forma impact of the Offer and the Merger on Georgia-Pacific's cash and book earnings per share, consolidated capitalization and financial ratios, using Fort James Management Projections, Fort James Research Estimates, Georgia-Pacific Research Estimates and extrapolated projections. Incorporating assumptions with respect to various structural considerations, transaction costs and Fort James management estimated synergies, the combination was accretive to Georgia-Pacific's cash earnings per share and dilutive to its book earnings per share in 2000, 2001 and 2002.

  In connection with the review of the Offer and the Merger by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses or factors, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Morgan Stanley's view of the actual value of Fort James.

  In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of Fort James or any of its assets, nor did Morgan Stanley negotiate with any party other than Georgia-Pacific.

  In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Fort James and Georgia-Pacific. Any estimates contained in Morgan Stanley's analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of Morgan Stanley's analysis of the fairness of the consideration to be received by holders of Shares pursuant to the Merger Agreement from a financial point of view to those holders and were conducted in connection with the delivery of its opinion dated July 16, 2000, to the Board. Morgan Stanley's analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade. The consideration in the Offer and the Merger was determined through arm's length negotiations between Fort James and Georgia-Pacific and was approved by the Board. Morgan Stanley did not recommend the consideration to be paid by Georgia-Pacific or that any consideration to be paid by Georgia-Pacific constituted the only appropriate consideration for the Offer and the Merger.

  In addition, Morgan Stanley's opinion and presentation to the Board was one of the many factors taken into consideration by the Board in making its determination to recommend the Offer and the Merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Board with respect to the consideration paid in connection with the Offer and the Merger or of whether the Board would have been willing to agree to a different consideration.

 (c) INTENT TO TENDER

  To the best knowledge of Fort James, each executive officer, director, affiliate or subsidiary of Fort James who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options and Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934, as amended.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

  Pursuant to an engagement letter, Fort James formally retained Morgan Stanley to act as its financial advisor in connection with the proposed sale of Fort James. The Board of Directors retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, Morgan Stanley is a full-service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of Fort James or Georgia-Pacific. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Fort James and for Georgia-Pacific, and have received fees for the rendering of these services. Since August 1998, Morgan Stanley has received approximately $2.5 million in fees from Fort James in respect of its services. In connection with the Offer and the Merger, Morgan Stanley may provide financing services for Georgia-Pacific. In addition, Miles L. Marsh, Chairman and Chief Executive Officer of Fort James serves on the board of directors of the parent of Morgan Stanley.

  Pursuant to the Morgan Stanley engagement letter, upon the consummation of the Offer, Morgan Stanley will receive a fee of $30 million for its services. In the event the Offer is not consummated, Morgan Stanley will receive an advisory fee estimated between $200,000 and $300,000. Fort James has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley, or any of its affiliates against specified liabilities and expenses, including liabilities under federal securities laws, related to or arising out of Morgan Stanley's engagement.

  Except as described above, neither Fort James, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  Other than as set forth on Schedule IV, and except for Shares allocated in Fort James' 401(k) plan, no discretionary transactions in Shares have been effected during the past 60 days by Fort James or, to the knowledge of Fort James, by any executive officer, director, affiliate or subsidiary of Fort James other than in the ordinary course of business in connection with Fort James' employee benefit plans.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

  Except as set forth in this Statement, Fort James is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for or other acquisition of Fort James' securities by Fort James, any subsidiary of Fort James or any other person;
(b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Fort James or any subsidiary of Fort James; (c) any purchase, sale or transfer of a material amount of assets of Fort James or any subsidiary of Fort James; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Fort James.

  Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

 (a) RIGHTS AGREEMENT

  On July 16, 2000, Fort James and Wells Fargo Bank Minnesota, N.A., as successor to Norwest Bank Minnesota, N.A ., amended the Rights Agreement to provide, among other things, that the execution and delivery of the Merger Agreement and the consummation of transactions contemplated thereby shall not cause (a) Georgia-Pacific or any affiliate or associate of Georgia-Pacific to be deemed an Acquiring Person (as defined in the Rights Agreement), (b) the occurrence of a Shares Acquisition Date (as defined in the Rights Agreement),
(c) the occurrence of a Distribution Date (as defined in the Rights Agreement), or (d) activation of "flip over" rights under Section 13 of the Rights Agreement. The amendment also provides that the Rights will expire immediately prior to the Acceptance Date. A copy of the amendment to the Rights Agreement is filed herewith as Exhibit (e)(6) and is incorporated herein by reference.

 (b) VIRGINIA STOCK CORPORATION ACT

  As a Virginia corporation, Fort James is subject to Section 13.1-725.1 etc. of the Virginia Stock Corporation Act. In general, Section 13.1-725.1 would prevent an "interested shareholder" (generally defined as a person beneficially owning 10% or more of a corporation's voting stock or any affiliate of that corporation) from engaging in an "affiliated transaction" (as defined in (S) 13.1-725.1) with a Virginia corporation for three years following the date such person became an interested shareholder unless: (a) before such person became an interested shareholder, a majority of the disinterested directors on the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or (b) following the transaction in which such person became an interested shareholder, the affiliated transaction is (i) approved by a majority of the disinterested directors of the corporation and (ii) authorized at a meeting of shareholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares of the corporation not owned by the interested shareholder. In accordance with the provisions of the Section 13.1-725.1, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 13.1-
725.1 are inapplicable to the Merger.

 (c) REGULATORY APPROVALS

  Except as set forth in this Statement, we are not aware of any licenses or regulatory permits that appear to be material to the business of Fort James and its subsidiaries, taken as a whole, and that might be adversely affected by the acquisition of the Shares in the Offer. In addition, except as set forth in this Statement, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the acquisition or ownership of the Shares. Should any approval or other action be required, we and Georgia-Pacific expect to seek that approval or action, except as described under "State Takeover Laws." Should any approval or other action be required, we cannot be certain that we and Georgia-Pacific would be able to obtain the approval or action required without substantial conditions or that adverse consequences might not result to Fort James' or its subsidiaries' businesses, or that parts of Fort James', Georgia-Pacific's or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain the required approval or action. In that event, Georgia-Pacific and the Purchaser may not be required to purchase any Shares in the Offer.

  STATE TAKEOVER LAWS. A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, shareholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, Georgia-Pacific and the Purchaser believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. Of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan Plc v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

  Section 13.1-725 through Section 13.1-727 of the VSCA prohibit a Virginia corporation from engaging in an "affiliated transaction" (defined to include a variety of transactions, including mergers, share exchanges, transactions not in the ordinary course involving sales of assets, sales of voting shares, dissolution of the corporation or any reclassifications of securities) with an "interested shareholder" (defined generally as any person who is (1) the beneficial owner of more than 10% of any class of outstanding voting shares of a Virginia corporation or (2) an affiliate of the Virginia corporation) for a period of three years following the date the interested shareholder became an interested shareholder unless the transaction is approved by a majority of the disinterested directors and two-thirds of the shares not owned by the interested shareholder. After this three-year period, an affiliated transaction between a Virginia corporation and the interested shareholder is prohibited unless (1) it is approved by a majority of disinterested directors,
(2) it is approved by two-thirds of the shares not owned by the interested shareholder or (3) the affiliated transaction complies with certain "fair price" provisions. The foregoing restrictions do not apply when the transaction pursuant to which the interested shareholder becomes an interested shareholder has been approved in advance by a majority of the disinterested directors.

  A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, or whose business operations otherwise have substantial economic effects, in these states. Fort James, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted takeover laws as described above. Except for those provisions of the VSCA set forth above, Georgia-Pacific and the Purchaser do not believe that any of these takeover statutes are applicable to the Offer or the Merger and have not attempted to comply with any of these state takeover statutes in connection with the Offer or the Merger.

  Fort James has taken all actions necessary to ensure that Section 13.1-725 through Section 13.1-727 of the VSCA will not apply in connection with the Offer or the Merger. Georgia-Pacific and the Purchaser reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Statement nor any action that Georgia-Pacific and the Purchaser take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, Georgia-Pacific and the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Georgia-Pacific and the Purchaser might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, Georgia-Pacific and the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

  ANTITRUST. Under the HSR Act and the rules that have been promulgated under the HSR Act by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to these requirements.

  Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if a challenge on antitrust grounds is made, what the result will be. For a description of certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions and for certain termination rights in connection with antitrust suits, see "Conditions to the Offer" in the Prospectus.

  Pursuant to the requirements of the HSR Act, Georgia-Pacific filed a Notification and Report Form with respect to the Offer with the DOJ and the FTC. Georgia-Pacific received a request for additional information and documentary material and are currently complying with the request. Once the parties have complied with this request, the HSR Act provides for a 20 calendar day waiting period before the Purchaser can purchase any Shares.

  FOREIGN APPROVALS. Fort James owns assets and conducts business in a number of foreign countries and jurisdictions. In connection with the acquisition of the Shares in the Offer or the Merger, the laws of some of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in these countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on Fort James' operations conducted in those countries and jurisdictions as a result of the acquisition of the Shares in the Offer or the Merger. If foreign approvals or consents are found to be required, Georgia-Pacific intends to make the appropriate filings and applications. In the event a filing or application is made for the requisite foreign approvals or consents, Georgia-Pacific cannot be certain that these approvals or consents will be granted and, if these approvals or consents are received, Georgia-Pacific cannot be certain as to the date of those approvals or consents. In addition, Georgia-Pacific cannot be certain that Georgia-Pacific will be able to cause Fort James or its subsidiaries to satisfy or comply with those laws or that compliance or noncompliance will not have adverse consequences for Fort James or any subsidiary of Fort James after purchase of the Shares pursuant to the Offer or the Merger.

 (d) THE PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS

  The Information Statement attached as Schedule II to this Statement is being furnished in connection with the possible designation by Georgia-Pacific, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of Fort James' shareholders and such information is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The following Exhibits are filed herewith:

 Exhibit
   No.                                 Description
 -------                               -----------
 (a)(1)  Prospectus, dated October 13, 2000 (incorporated by reference to the prospectus included in the Registration Statement on Form S-4 of
         Georgia-Pacific filed on October 13, 2000 (the "Georgia-Pacific S-
         4")).

 (a)(2)  Form of Letter of Transmittal (incorporated by reference to Exhibit
         99.1 to the Georgia-Pacific S-4).

 (a)(3)  Chairman's Letter to Shareholders of Fort James, dated October 13,
         2000.*

 (a)(4)  Joint Press Release of Georgia-Pacific and Fort James, dated July 17,
         2000 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Fort James on July 17, 2000).

 (e)(1)  Agreement and Plan of Merger, dated as of July 16, 2000, among
         Georgia-Pacific, the Purchaser and Fort James (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Fort James on July
         17, 2000).

 (e)(2)  Opinion of Morgan Stanley & Co. Incorporated, dated July 16, 2000
         (included as Schedule I hereto).*

 (e)(3) The Information Statement of Fort James (included as Schedule II hereto).*

 (e)(4) Amendment, effective as of July 13, 2000, to James River Corporation of Virginia 1987 Stock Option Plan (1993 Amended and Restatement).

 (e)(5)  Amendment, effective as of July 13, 2000, to Fort James Corporation
         1996 Stock Incentive Plan (as Amended).

 (e)(6)  Employment Agreement between Fort James and William Schultz.

 (e)(7) Form of Amendment to Employment Agreement between Fort James and executive officers of Fort James (other than Messrs. Marsh, Neil and
         Schultz).

 (e)(8)  Form of Amendment to Employment Agreement between Fort James and Miles
         L. Marsh.

 (e)(9) Amendment No. 1 to the Rights Agreement, dated as of July 16, 2000, between Fort James and Wells Fargo Bank Minnesota, N.A. (successor to
         Norwest Bank Minnesota, N.A.) (incorporated by reference to Exhibit
         4.1 to the Form 8-K filed by Fort James on July 17, 2000).

--------
*  Included with the Statement mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          FORT JAMES CORPORATION
                                             /s/ Clifford A. Cutchins
                                          By: _________________________________
                                             Clifford A. Cutchins
                                             Senior Vice President, General
                                              Counsel and Corporate Secretary

Dated: October 13, 2000

                                                                     SCHEDULE I

              [LETTERHEAD OF MORGAN STANLEY & CO. INCORPORATED]
                                                                  July 16, 2000

Board of Directors
Fort James Corporation
1650 Lake Cook Road
Deerfield, Illinois 60015-4753

Members of the Board:

  We understand that Fort James Corporation (the "Company"), Georgia-Pacific Corporation (the "Buyer") and Fenres Acquisition Corp., a wholly owned subsidiary of the Buyer ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, dated July 16, 2000 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of an exchange offer (the "Exchange Offer") to purchase all outstanding shares of common stock, par value $.10 per share, including the associated Company Rights as defined in the Merger Agreement, of the Company (the "Common Stock") for $29.60 per share of Common Stock, net to the seller in cash, and
 .2644 shares, subject to adjustment in certain circumstances as provided for in the Merger Agreement, of common stock, par value $.80 per share, including the associated Parent Rights as defined in the Merger Agreement, of the Buyer (the "Buyer Common Stock") per share of Common Stock (collectively, the "Consideration"); and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer and each outstanding share of Common Stock of the Company, other than shares held in treasury or held by the Buyer or any affiliate of the Company or the Buyer, will be converted into the right to receive the Consideration. The terms and conditions of the Exchange Offer and the Merger are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

  For purposes of the opinion set forth herein, we have:

  (i) reviewed certain publicly available financial statements and other information of the Company and the Buyer;

  (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

  (iii) reviewed certain internal financial statements and other financial and operating data concerning the Buyer prepared by the management of the Buyer;

  (iv) reviewed certain financial projections prepared by the management of the Company;

  (v) reviewed certain financial projections prepared by the management of the Buyer;

  (vi) discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Exchange Offer and the Merger, with senior executives of the Company;

  (vii) discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Exchange Offer and the Merger, with senior executives of the Buyer;

  (viii) reviewed the pro forma impact of the Exchange Offer and the Merger on the Buyer's earnings per share, cash flow, consolidated capitalization and financial ratios;

              [LETTERHEAD OF MORGAN STANLEY & CO. INCORPORATED]


  (ix) reviewed the reported prices and trading activity for the Common Stock and the Buyer Common Stock;

  (x) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (xi) compared the financial performance of the Buyer and the prices and trading activity of the Buyer Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (xii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (xiii) participated in discussions and negotiations among representatives of the Company, the Buyer and their financial and legal advisors;

  (xiv)  reviewed the Merger Agreement, and certain related documents; and

  (xv) performed such other analyses and considered such other factors as we have deemed appropriate.

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Exchange Offer and the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Exchange Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. We have assumed that, in connection with the receipt of all the necessary regulatory approvals for the Exchange Offer and the Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Exchange Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets, nor did we negotiate with any of the parties, other than the Buyer, which expressed interest to us in the possible acquisition of the Company or certain of its constituent businesses.

  We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated ("Morgan Stanley") and its affiliates have provided financial advisory and financing services for the Company and the Buyer and have received fees for the rendering of these services. In connection with the Exchange Offer and the Merger, Morgan Stanley may provide certain financing services for the Buyer. In addition, an officer of the Company serves on the Board of Directors of the parent of Morgan Stanley.

  It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in connection with the Exchange Offer or the Merger. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade at any time or after the consummation of the Exchange Offer or the Merger, and we express no opinion or recommendation as to whether holders of Common Stock should tender their shares in the Exchange Offer or as to how holders of Common Stock should vote at any shareholders' meeting held in connection with the Merger.

               [LETTERHEAD OF MORGAN STANLEY & CO. INCORPORATED]



  Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                              /s/ William H. Strong
                                          By: _________________________________
                                              William H. Strong
                                              Vice Chairman and Managing
                                              Director

                                                                    SCHEDULE II

                            FORT JAMES CORPORATION
                              1650 Lake Cook Road
                        Deerfield, Illinois 60015-4753

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

BACKGROUND INFORMATION

  This information statement (this "Information Statement") is being mailed on or about October 13, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Fort James Corporation ("Fort James"). You are receiving this Information Statement in connection with the possible election of persons designated by Georgia-Pacific Corporation ("Georgia-Pacific") to a majority of seats on the board of directors of Fort James (the "Board of Directors" or the "Board"). There will be no vote or other action by shareholders of Fort James in connection with this Information Statement. Voting proxies regarding shares of the Common Stock (as defined below) are not being solicited from any shareholder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

  On July 16, 2000, Fort James entered into an Agreement and Plan of Merger (the "Merger Agreement") with Georgia-Pacific and Fenres Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Georgia-Pacific (the "Purchaser"), pursuant to which the Purchaser has commenced an offer to exchange for each share of common stock, par value $0.10 per share, of Fort James (the "Common Stock") and the associated preferred share purchase rights (the Common Stock and any associated preferred share purchase rights are referred to in this Information Statement as the "Shares"), for (a) $29.60, net to the seller in cash, and (b) .2644 shares of Georgia-Pacific Group common stock, par value $.80 per share (the "Exchange Ratio"), including the preferred share purchase rights associated therewith (together, the "Georgia-Pacific Common Stock"), subject to the limitation described below, upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer, dated October 13, 2000 (the "Prospectus"), and in the related Letter of Transmittal (which, together with the Prospectus, as amended or supplemented from time to time, constitute the "Offer"). Copies of the Prospectus and the Letter of Transmittal have been mailed to shareholders of Fort James and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO"), filed by Georgia-Pacific and the Purchaser with the Securities and Exchange Commission (the "SEC") on October 13, 2000.

  The Exchange Ratio will be adjusted in the event that the value of the stock component of the consideration would exceed $10.40. This would occur when the Average Price (as defined below) exceeds $39.33, in which event the Exchange Ratio will be equal to $10.40 divided by the Average Price. For purposes of the Offer and the Statement, "Average Price" means the average (rounded to the nearest 1/10,000) of the volume weighted averages (rounded to the nearest 1/10,000) of the trading prices of Georgia-Pacific Common Stock on the New York Stock Exchange, as reported by Bloomberg Financial Markets, for the ten consecutive trading days ending on the third trading day immediately preceding the date on which the Purchaser accepts for payment all of the Shares validly tendered and not withdrawn pursuant to the Offer.

  The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Virginia Stock Corporation Act, the Purchaser will be merged with and into Fort James (the "Merger"). Following consummation of the Merger, Fort James will continue as the surviving corporation and will be a wholly owned subsidiary of Georgia-Pacific. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than treasury Shares and Shares that are owned by Georgia-Pacific, the Purchaser or any subsidiary of Georgia-Pacific) will be converted into the right to receive the same amount of cash and the same number of shares of Georgia-Pacific Common Stock as is paid in the Offer.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Georgia-Pacific, the Purchaser or the Georgia-Pacific Designees (as defined below) has been provided by Georgia-Pacific. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on October 13, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on November 9, 2000; however, Georgia-Pacific currently intends to extend the Offer from time to time as necessary until all the conditions to the Offer have been satisfied or waived.

THE GEORGIA-PACIFIC DESIGNEES

  The Merger Agreement provides that, upon the acceptance for payment of the Shares by the Purchaser pursuant to the Offer, Georgia-Pacific will be entitled to designate the number of directors on the Board of Directors (the "Georgia-Pacific Designees") equal to the product of (a) the total number of directors on the Board by (b) the ratio of (1) the percentage that the number of Shares so purchased and paid for bears to (2) the total number of Shares then outstanding. The Merger Agreement provides that Fort James will take all action necessary to cause the Georgia-Pacific Designees to be elected or appointed to the Board of Directors, including increasing the size of the Board of Directors, and seeking and accepting resignations of incumbent directors. At such time, Fort James will also use its best efforts to cause the Georgia-Pacific Designees to constitute the same percentage of (a) each committee of the Board of Directors and (b) each board of directors of each subsidiary identified by Georgia-Pacific (and each committee thereof).

  Notwithstanding the foregoing, the parties have agreed to use their respective best efforts to ensure that at least two of the members of the Board of Directors shall, at all times prior to the Effective Time, be directors of Fort James who were directors on the date of the Merger Agreement (the "Continuing Directors"). If the number of Continuing Directors is reduced below two for any reason, the remaining Continuing Director will be entitled to designate the person to fill such vacancy, who shall be deemed to be a Continuing Director for purposes of the Merger Agreement. If no Continuing Directors then remain, the other directors of Fort James then in office will designate two persons to fill such vacancies who will not be officers or employees of affiliates of Fort James, Georgia-Pacific or the Purchaser or any of their respective subsidiaries, and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement.

  Georgia-Pacific has informed Fort James that it will choose the Georgia-Pacific Designees from the directors and executive officers of Georgia-Pacific listed in Schedule III to the Schedule 14D-9. Georgia-Pacific has informed Fort James that each of the directors and executive officers of Georgia-Pacific listed in Schedule III to the Schedule 14D-9 has consented to act as a director of Fort James, if so designated. The information set forth on such
Schedule III is incorporated herein by reference. The name, address, principal occupation or employment and five year employment history for each such person is set forth in such Schedule III.

CERTAIN INFORMATION CONCERNING FORT JAMES

  The Common Stock is the only class of equity securities of Fort James outstanding which is entitled to vote at a meeting of the shareholders of Fort James. Each share of Common Stock is entitled to one vote. As of the close of business on September 29, 2000, there were 204,769,587 outstanding shares of Common Stock, of which Georgia-Pacific and the Purchaser own no shares as of the date hereof.

            INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS
                                 OF FORT JAMES

TERMS OF DIRECTORS

  Each elected director serves a one-year term, which runs until the next Annual Meeting of Shareholders or until his or her successor has been elected.

DIRECTORS

                                                           Business Experience and
Name                     Age Principal Occupation  Directorships in Other Public Companies
----                     --- --------------------  ----------------------------------------
Barbara L. Bowles.......  53 Chairman and Chief    Has held present position more than five
                             Executive Officer,    years. Director of The Black & Decker
                             Kenwood Group, Inc.   Corporation and Wisconsin Energy
                             (investment           Corporation.
                             management firm)

William E. Bradford.....  65 Retired Chairman of   Retired from Halliburton Company January
                             Halliburton Company   2000, where he had served as Chairman
                             (energy services and  since 1998. Served Dresser Industries,
                             engineering and       Inc. as Chairman of the Board from 1996
                             construction company) to 1998, as Chief Executive Officer from
                                                   1995 to 1998, and as President from 1992
                                                   to 1996. Director of Ultramar Diamond
                                                   Shamrock Corporation and Kerr-McGee
                                                   Corporation.

William T. Burgin.......  57 Partner, Bessemer     Has held present position more than five
                             Venture Partners      years.
                             (venture capital
                             partnership)

James L. Burke..........  61 President and Chief   Has held present position more than five
                             Executive Officer of  years.
                             SP Newsprint Company

Worley H. Clark, Jr.....  68 President, W.H.       Has held present position more than five
                             Clark Associates,     years. Chairman Emeritus, Nalco Chemical
                             Ltd. (consulting      Company. Retired from Nalco Chemical in
                             firm)                 1994, where he served as Chairman and
                                                   Chief Executive Officer. Director of
                                                   Merrill Lynch & Co., Inc., USG
                                                   Corporation, Bethlehem Steel
                                                   Corporation, Ultramar Diamond Shamrock
                                                   Corporation and Millennium Chemicals,
                                                   Inc.

Gary P. Coughlan........  56 Chief Financial       Has held present position more than five
                             Officer and Senior    years. Director of Arthur J. Gallagher &
                             Vice President,       Co.
                             Finance, Abbott
                             Laboratories
                             (diversified health
                             care company)

William V. Daniel.......  72 Retired Managing      Retired from First Union Securities,
                             Director, First       Inc. in June 1999. Prior to that time,
                             Union Securities,     served as Managing Director of First
                             Inc. (investment      Union Securities, Inc. for more than
                             banking and           five years.
                             financial services
                             company)

                                                          Business Experience and
Name                     Age Principal Occupation Directorships in Other Public Companies
----                     --- -------------------- ----------------------------------------
Ernst A. Haberli........  52 President, North     Has held present position since January
                             American Tissue      2000. Executive Vice President and Chief
                             Operations and       Financial Officer of Fort James from
                             Technology of Fort   1997 through 1999, and Senior Vice
                             James                President, Strategy from 1996 to 1997.
                                                  From 1990 to 1995 served as President of
                                                  Pet International. Director of American
                                                  Commercial Lines Holding LLC.

Miles L. Marsh..........  53 Chairman and Chief   Has held present position of Chief
                             Executive Officer of Executive Officer since 1995, position
                             Fort James           of Chairman since 1996, and position of
                                                  President from 1995 to 1997, and from
                                                  1998 to present. From 1991 to 1995,
                                                  served as Chairman and Chief Executive
                                                  Officer of Pet, Inc. Director of GATX
                                                  Corporation, Whirlpool Corporation and
                                                  Morgan Stanley Dean Witter & Co.

Robert M. O'Neil........  65 Director, The Thomas Has held present position more than five
                             Jefferson Center for years.
                             the Protection of
                             Free Expression

Anne Marie Whittemore...  54 Partner,             Has held present position more than five
                             McGuireWoods LLP     years. Director of Owens & Minor, Inc.,
                             (law firm)/1/        T. Rowe Price Associates, Inc. and
                                                  Albemarle Corporation.

--------
/1 /McGuireWoods LLP serves as outside legal counsel to Fort James.

BOARD MEETINGS AND COMMITTEES

  The Board of Directors met on nine occasions during 1999. Each member of the Board, except Ms. Bowles, attended at least 75 percent, in the aggregate, of the meetings of the Board and committees on which he or she served. Ms. Bowles was unable to attend a meeting of the Board and a committee meeting due to a conflict with the meeting of another board of directors on which she serves. The following table shows certain committees of the Board of Directors and the members who currently serve on those committees.

                                  COMMITTEES

DIRECTOR

                                 Audit Compensation Executive Finance Nominating
                                 ----- ------------ --------- ------- ----------
Barbara L. Bowles...............             x                    x
William E. Bradford.............                                  x
William T. Burgin...............    x        x
James L. Burke..................    x                                      x
Worley H. Clark, Jr. ...........             x           x                 x*
Gary P. Coughlan................    x                    x        x*       x
William V. Daniel...............    x*       x           x
Ernst A. Haberli................
Miles L. Marsh..................                         x*
Robert M. O'Neil................    x        x*          x
Anne Marie Whittemore...........                                  x        x

--------
x  Committee Member
*  Committee Chair

  AUDIT COMMITTEE. This committee consists of only non-employee directors ("Outside Directors"). The Audit Committee met on three occasions during 1999. The Audit Committee reviews accounting and auditing matters with management, members of Fort James' internal audit staff, and representatives of Fort James' independent accountants. The Audit Committee reviews the scope of internal and external audit activities and the results of such audits and is responsible for making the annual recommendation to the Board of Directors for the firm of independent accountants to be retained by Fort James.

  Compensation Committee. This committee consists of only Outside Directors. The Compensation Committee met on five occasions during 1999 and is responsible for recommending the salaries and compensation programs for executive officers to the Board of Directors. This committee is also responsible for administering Fort James' Management Incentive Plan, its 1996 Stock Incentive Plan, and other benefit programs. None of the members of the Compensation Committee are entitled to participate in any of Fort James' employee benefit plans.

  Executive Committee. This committee can exercise most of the powers and authorities of the full Board of Directors in the management of Fort James between regularly scheduled meetings.

  Finance Committee. This committee consists of only Outside Directors. The Finance Committee meets periodically to review the financial strategy for Fort James, including balance sheet structure and overall capitalization and related matters.

  Nominating Committee. This committee met on one occasion during 1999. The Nominating Committee recommends candidates for election to the Board of Directors. The Board of Directors also considers candidates recommended by shareholders entitled to vote for the election of directors.

Director Compensation

  Fees. Outside Directors receive an annual retainer of $40,000 for serving as a director, plus reimbursement of expenses incurred in connection with attending meetings. In addition, each director receives a fee of $2,000 for each Board meeting attended and $1,000 for each committee meeting attended. Directors who are employees of Fort James do not receive any additional compensation for service as directors.

  Director Stock Ownership Plan. Under this plan, 50 percent of the annual retainer is paid to the Outside Directors in Common Stock ("Automatic Award"). Outside Directors may elect to receive the remaining 50 percent of the retainer in Common Stock ("Elective Award"). The Automatic Award is paid as the greater of (a) 250 shares of Common Stock or (b) the number of shares of Common Stock that equals 50 percent of the retainer based on their fair market value on the award date. Directors receiving the Elective Award receive the number of shares of Common Stock that equal the remaining 50 percent of the retainer based on their fair market value on the award date. These shares of Common Stock generally are restricted until the end of the director's one-year term. If a director elects to defer the receipt of Common Stock, cash dividends and other distributions are credited to the director's deferred stock account. Dr. Burke, Mr. Bradford and Mr. Coughlan each elected to receive 100 percent of their retainer fee in Common Stock.

  Stock Option Plan for Outside Directors. Under this plan, each Outside Director is granted a one-time option to purchase 5,000 shares of Common Stock. Prior to 2000, Outside Directors were granted a one-time option of 3,000 shares. The plan also grants an annual option to purchase 2,500 shares of Common Stock to each director who has been an Outside Director for at least nine months. All options are granted at exercise prices equal to the fair market value of the Common Stock on the date of grant and are exercisable immediately.

Director Retirement at Age 70

  The By-Laws of Fort James provide that, among other qualifications to serve as a director, a person must not have attained the age of 70, except that directors who are 63 or over and serving on February 20, 1997 shall not be eligible to be elected after age of 72.

SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS, DIRECTORS AND
                       EXECUTIVE OFFICERS OF FORT JAMES

PRINCIPAL SHAREHOLDERS

  The table below shows the shareholders that beneficially own more than five percent of the outstanding Common Stock as of the most recent practicable date.

                                        Number of Shares/1/
Name and Address of Beneficial Owner    Beneficially Owned  Percent of Class
------------------------------------    ------------------- ----------------
Barrow, Hanley, Mewhinney & Strauss,
 Inc...................................     19,845,850/2/         9.69%
  One McKinney Plaza
  3232 McKinney Avenue, 15th Floor
  Dallas, Texas 75204-2429
Sanford C. Bernstein and Co. Inc. .....     19,138,958/3/         9.35%
  1 North Lexington Avenue
  White Plains, New York 10601
The Capital Research and Management
 Company...............................     18,503,299/4/         9.04%
  333 South Hope Street
  Los Angeles, California 90071

--------
/1 /Determined by reference to Forms 13F filed as of June 30, 2000.
/2 /Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow, Hanley") had sole dispositive power for 19,845,850 shares, sole voting power for 4,975,250 shares and no voting power for 14,870,600 shares as of June 30, 2000. The beneficial ownership reported by Barrow, Hanley includes 13,072,100 shares for which the Vanguard Windsor Funds--Vanguard Windsor II Fund ("Windsor II") also reported beneficial ownership as of June 30, 2000. Windsor II's address is P.O. Box 2600, Valley Forge, Pennsylvania 19482.
/3 /Sanford C. Bernstein and Co. Inc. had sole dispositive power for 19,138,958 shares, sole voting power for 9,865,758 shares, shared voting power for 2,132,019 shares and no voting power for 7,141,181 shares as of June 30, 2000.
/4 /The Capital Research and Management Company ("Capital Research") is an investment adviser that manages The American Funds Group of mutual funds. The Capital Group Companies, Inc., of which Capital Research is a part, disclaims beneficial ownership with respect to all 18,503,299 shares.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

  The table below shows the number of shares of Common Stock beneficially owned by each director, the executive officers named in the Summary Compensation Table, and all directors and executive officers as a group as of September 29, 2000.

                                                            Included in Beneficially Owned
                                                                        Shares
                            Number of Shares    Percent of -------------------------------- 401(k)
Name                      Beneficially Owned/1/  Class/2/  Options/3/ DSOP/4/ Restricted/5/ Plan/6/
----                      --------------------- ---------- ---------- ------- ------------- -------
Directors:
  Barbara L. Bowles.....           10,414             *        9,000     --          --        --
  William E. Bradford...            7,500             *        7,500     --          --        --
  William T. Burgin.....           66,683/7/          *       13,080     826         --        --
  James L. Burke........           13,744             *        8,000   1,653         --        --
  Worley H. Clark, Jr...           16,295             *       13,080     826         --        --
  Gary P. Coughlan......           14,607             *       10,000     --          --        --
  William V. Daniel.....           13,934/8/          *       13,080     --          --        --
  Ernst A. Haberli......          257,310             *      156,500     --       35,509     1,715
  Miles L. Marsh........        1,069,016             *      712,500     --      198,467     2,469
  Robert M. O'Neil......           14,765             *       12,064     826         --        --
  Anne Marie
   Whittemore...........           12,564             *       12,064     --          --        --
Other Named Officers:
  Clifford A. Cutchins,
   IV...................          291,016/9/          *      194,587     --       33,560     5,426
  John F. Lundgren......          273,998             *      174,500     --       37,509     8,048
  Joe R. Neil...........          194,803             *      116,028     --       33,100     6,400
All directors and
 executive officers as a
 group (21 persons).....        3,196,255/10/      1.56%   2,023,670   4,131     486,834    46,860

--------
 * Less than 1% of class.
 /1/Each person has sole voting and investment power over all of the shares of Common Stock listed, except as set forth below. Excludes awards of restricted stock units made on May 15, 2000, which represent hypothetical shares of stock, have no voting or investment power, and will be paid only in cash.
 /2/Any Common Stock that can be acquired through the exercise of stock options within 60 days of September 29, 2000 is deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by the shareholder listed in the table. However, such Common Stock is not deemed outstanding for the purpose of computing the percentage of Common Stock owned by any other shareholder.
 /3/Consists of Common Stock that may be acquired within 60 days of September
   29, 2000 through the exercise of stock options.
 /4/Consists of restricted stock issued under the Director Stock Ownership
   Plan; shares deferred under this plan do not have voting rights and are therefore excluded.
 /5/Consists of performance and restricted shares issued under the 1996 Stock
   Incentive Plan for which the officer has voting rights.
 /6/The Fort James 401(k) Plan (formerly known as the "Stock Plus Plan" (the
   "401(k) Plan") reports stock information on a unitized basis rather than a per share basis. For purposes of calculating the number of shares beneficially owned, an estimate of the number of shares held in the 401(k) Plan has been calculated based on the closing stock price of $30.56 as of September 29, 2000.
 /7/Includes 3,000 shares held by his former spouse as custodian for their children as to which he disclaims any beneficial interest.
 /8/Includes 100 shares held by his spouse for which voting and investment power is shared.
 /9/Includes 450 shares held by his child for which voting and investment power is shared.
/10/Includes 4,748 shares held by spouses and children for which voting and investment power is shared.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1999, there were no Executive Compensation Committee interlocks or other comparable relationships requiring disclosure under applicable rules of the SEC.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Act of 1934 requires Fort James' directors, certain officers and shareholders who own more than ten percent of Fort James' equity securities to file initial reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. SEC regulations require such shareholders to furnish Fort James with copies of all Section 16(a) forms they file.

  Based on its review of such forms and on written representations from such officers and directors, Fort James believes that during the fiscal year ended December 26, 1999, all applicable Section 16(a) filing requirements were met.

                            EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

  The table below shows the compensation of the CEO and the four other most highly compensated executive officers as of December 26, 1999, for the last three years.

                         SUMMARY COMPENSATION TABLE/1/

                                                                  Long-Term Compensation
                                      Annual Compensation                 Awards
                              ----------------------------------- ----------------------
                                                                  Restricted  Securities
Name and Principal                                 Other Annual      Stock    Underlying    All Other
Position                 Year Salary/1/   Bonus   Compensation/2/ Award(s)/3/  Options   Compensation/4/
------------------       ---- --------- --------- --------------- ----------- ---------- ---------------
                         ($)     ($)       ($)          ($)           ($)        (#)           ($)
Miles L. Marsh ......... 1999   990,000   698,465     128,496      2,913,000   225,000       125,009
Chairman and             1998 1,014,615 1,329,606     198,473            --    250,000       101,710
Chief Executive Officer  1997   923,846 1,673,050     105,137      5,520,043       --         33,258

Ernst A. Haberli........ 1999   462,000   227,217      55,289            --     53,000        68,323
President, North
 American                1998   432,462   516,476         --             --     80,000        44,169
Tissue Operations and
 Technology              1997   346,539   501,552     112,001      2,289,276       --         12,747

John F. Lundgren........ 1999   426,961   220,790     975,605            --     49,000        43,937
President, European      1998   425,000   441,853     372,767            --     80,000        35,235
Consumer Products        1997   362,077   537,192     126,566      2,289,276       --         12,975

Joe R. Neil............. 1999   304,923   323,505         --             --     29,500        83,699
President,               1998   298,385   137,029     184,006            --     60,000        64,730
Communications Papers    1997   278,808   246,950         --       1,638,360       --         15,151

Clifford A. Cutchins,
 IV..................... 1999   419,308   192,482      80,805            --     40,000        53,761
Senior Vice President,   1998   402,923   406,624     138,358            --     70,000        43,251
General Counsel and
 Corporate Secretary     1997   329,808   470,270      96,084      2,001,456       --         13,969

--------
/1/Other than the long-term compensation awards which are reported on a fiscal year basis, the compensation shown above reflects a calendar year basis consistent with Fort James' pay cycle. Salary earned for 1998 included an additional pay cycle (for all employees).
/2/The amount disclosed for Mr. Marsh for 1999 includes a payment of $80,000 related to Fort James' buyout of future benefits under a car lease program. This program had been available to certain executives, and is being discontinued. The amounts for Mr. Marsh disclosed for 1998 and 1997 include reimbursement of relocation costs of $136,862, and $78,623, respectively. The amount disclosed for Mr. Haberli for 1999 includes $25,621 for a car allowance. The amount disclosed for Mr. Haberli for 1997 includes reimbursement for membership fees of $62,556 and commuting costs of $34,357. The amounts disclosed for Mr. Lundgren for 1999, 1998 and 1997 include international assignment equalization payments of $940,564, $278,556, and $111,535, respectively. The amount disclosed for Mr. Neil for 1998 includes $174,025 in relocation expenses. The amounts disclosed for Mr. Cutchins for 1999 and 1998 include reimbursement for membership fees of $49,295 and $91,117, respectively, and the amount disclosed for 1997 includes relocation expenses of $76,443.
/3/The number and value ($27.13 per share) as of December 26, 1999 of the restricted and performance shares of Common Stock for the named executive officers were: Miles L. Marsh, 251,955 shares, $6,835,539; Ernst A. Haberli, 55,503 shares, $1,505,796; John F. Lundgren, 58,253 shares, $1,580,404; Joe R. Neil, 50,291 shares, $1,364,395; and Clifford A.
   Cutchins, IV, 51,984 shares, $1,410,326. In February 1999, Mr. Marsh received a grant of 100,000 shares of restricted stock under Fort James' 1996 Stock Incentive Plan. In August 1997, Messrs. Marsh, Haberli, Lundgren, Neil and Cutchins received a grant of 64,112, 25,850, 25,850, 18,500 and 22,600 shares of restricted stock, respectively, and a grant of 64,112, 25,850, 25,850, 18,500 and 22,600 performance shares, respectively, under Fort James' 1996 Stock Incentive Plan. Except for Mr. Marsh, performance shares granted to the named executive officers vest in three to eight years. Performance shares granted to Mr. Marsh vest, and vesting of performance shares granted to others may be accelerated, if Fort James' financial performance is in one of the top three quartiles of Fort James' peer group. Annual vesting percentages, which vary by quartile, range from zero to 40 percent. Fort James performance, for vesting purposes, is defined as Total Shareholder Return ("TSR") quartile ranking against the TSR ranking of each peer group company. Dividend equivalents accrue on the performance shares and are paid as the shares vest. Shares of restricted stock vest in equal amounts over the first three years after the grant date. Dividends on shares of restricted stock are paid whether the shares are vested or unvested. Restricted stock and performance share vesting may be accelerated in certain circumstances, including a change in control of Fort James or the participant's death or disability.

/4/For 1999, these amounts include Fort James contributions to the 401(k)
   Plan, the Supplemental Deferral Plan, and the Split Dollar Life Insurance Plan. Split Dollar Life Insurance amounts represent the actuarial value of the benefit to the executive of the current year's insurance premium paid by Fort James in excess of that required to fund the death benefit under the policy. Fort James contributions allocated to the named executive officers for 1999 under the 401(k) Plan, the Supplemental Deferral Plan, and the Split Dollar Life Insurance Plan were: Miles L. Marsh, $6,000, $53,400 and $65,609; Ernst A. Haberli, $4,001, $23,719 and $40,603; John F.
   Lundgren, $6,000, $18,441 and $19,496; Joe R. Neil, $6,000, $12,295 and
   $65,404; and Clifford A. Cutchins, IV, $6,000, $19,159 and $28,602,
   respectively.

STOCK OPTIONS

  The table below describes the stock options granted to each of the executive officers named in the Summary Compensation Table during Fort James' fiscal year ended December 26, 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                      Individual Grants
                         --------------------------------------------
                                                                      Potential Realizable
                                                                        Value at Assumed
                                                                        Annual Rates of
                         Number of   % of Total                              Stock
                         Securities   Options                          Price Appreciation
                         Underlying  Granted to  Exercise              For Option Term/2/
                          Options   Employees in   Price   Expiration --------------------
Name                     Granted/1/ Fiscal Year  Per Share    Date       5%        10%
----                     ---------- ------------ --------- ---------- --------- ----------
                            (#)         (%)         ($)       ($)        ($)       ($)
Miles L. Marsh..........  225,000       9.2        39.25     1/6/09   5,553,926 14,074,738
Ernst A. Haberli........   53,000       2.2        39.25     1/6/09   1,308,258  3,315,383
John F. Lundgren........   49,000       2.0        39.25     1/6/09   1,209,522  3,065,165
Joe R. Neil.............   29,500       1.2        39.25     1/6/09     728,181  1,845,355
Clifford A. Cutchins,
 IV.....................   40,000       1.6        39.25     1/6/09     987,365  2,502,176

--------
/1/The options were granted under the 1996 Stock Incentive Plan on January 6,
   1999 and become exercisable in two equal amounts on the first and second anniversary date of the grant date. The exercise price is equal to the fair market value per share of the Common Stock on the grant date. Vesting may be accelerated in certain circumstances, including a change in control of Fort James or the participant's retirement, disability or death.
/2/The amounts disclosed are the result of calculations at five and ten percent assumed rates of appreciation permitted by the SEC; therefore, these amounts are not intended to forecast potential future appreciation of Fort James' Common Stock price. The amounts disclosed are based on assumed rates of appreciation of Fort James' Common Stock price over the option term. A zero percent gain in stock price appreciation from the date of grant will result in zero dollars for the optionee.

TOTAL OPTION EXERCISES IN 1999 AND YEAR-END VALUES

  The table below describes the options exercised by the executive officers named in the Summary Compensation Table during fiscal 1999, and the year-end value of those executives' unexercised stock options.

                                                    Number of Securities       Underlying Unexercised
                                                    Value of Unexercised            In-the-Money
                                                   Options as of 12/26/99    Options as of 12/26/99/1/
                         Shares Acquired  Value   ------------------------- ----------------------------
Name                       On Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable/2/
----                     --------------- -------- ----------- ------------- ----------- ----------------
                               (#)         (#)        ($)          ($)
Miles L. Marsh..........          0            0    475,000      350,000       69,000         N/A
Ernst A. Haberli........          0            0     90,000       93,000       76,750         N/A
John F. Lundgren........      1,524       13,289    113,566       89,000       24,754         N/A
Joe R. Neil.............          0            0     71,278       59,500       83,565         N/A
Clifford A. Cutchins,
 IV.....................          0            0    139,587       75,000      392,361         N/A

--------
/1/The value of unexercised in-the-money options as of December 26, 1999 is equal to the fair market value of Common Stock on that date ($27.13) minus the exercise price, times the number of shares subject to the options.
/2/As of December 26, 1999, the unexercisable options were not in-the-money, meaning that the exercise price of the option exceeds the fair market value of the Common Stock.

PENSION BENEFITS

  RETIREMENT PLAN. During 1999, Fort James provided a defined benefit pension plan (the "Retirement Plan") to most of its domestic salaried employees, including executive officers.

  Pensionable earnings include base salary, overtime compensation, bonuses and commissions. Currently, pensionable earnings over $160,000 per year are not taken into account for purposes of calculating Retirement Plan benefits. The maximum annual benefit, which may be paid to any retiree from the Retirement Plan, attributable to employer contributions, is $130,000 per year.

  The Retirement Plan in effect during 1999 provided benefits equal to the product of (a) the participant's years of service while participating in the Plan (up to 35 years) and (b) the sum of (i) 1.05 percent of the participant's "Average Pay" (the average of a participant's highest five consecutive years of pensionable earnings) plus (ii) .65 percent of a participant's Average Pay in excess of covered compensation (the average of the taxable Social Security wage bases during a participant's work lifetime, up to 35 years). A participant will be vested in the portion of benefits attributable to Fort James contributions (a) after five years of service or (b) if the participant had made contributions to the Retirement Plan which remained in the Retirement Plan until retirement.

  An alternative pension benefit formula may be used to calculate the pension benefit for service through December 31, 1988, for employees who participated in the Retirement Plan prior to January 1, 1989. However, if the above formula provides a greater benefit at retirement for such service, that formula will apply.

  SUPPLEMENTAL BENEFIT PLANS. Fort James also maintains the Supplemental Benefit Plan that provides eligible individuals, including executive officers, with the difference between the benefits they actually accrue under the Retirement Plan and the benefits they would have accrued under such Retirement Plan but for the maximum benefit and compensation limitations imposed by law. The Supplemental Benefit Plan also provides an additional benefit for certain Fort James executives representing the benefit for the officer's service with a predecessor company, reduced by the total benefit payable to the officer from the Retirement Plan. Supplemental Benefit Plan distributions in either annuity payments or as a lump sum are determined at Fort James' discretion.

  Mr. Marsh participates in a separate supplemental benefit plan based on a benefit formula of 50 percent of total compensation upon reaching age 55, offset by Social Security and qualified pension plan benefits assuming the earliest retirement age, which is currently estimated to be approximately $1,000,000 at his seventh year of service. This benefit will be reduced for service less than seven years.

  The table below shows the approximate annual pension benefit which would be provided to salaried employees upon retirement at age 65, under the benefit formula effective January 1, 1989 through December 31, 1998, assuming that a single life annuity has been elected (except for Mr. Marsh). The table amounts are not subject to reduction for Social Security or other offset amounts. The table amounts include benefits under the Supplemental Benefit Plan, some of which will be provided by annuities purchased in 1995.

                                       Years of Service
                     ------------------------------------------------------------
Final Average Pay       15           20           25           30           35
-----------------    --------     --------     --------     --------     --------
   $  200,000        $ 48,000     $ 64,000     $ 80,000     $ 96,000     $112,000
      400,000          99,000      132,000      165,000      198,000      231,000
      600,000         150,000      200,000      250,000      300,000      350,000
      800,000         201,000      268,000      335,000      402,000      469,000
    1,000,000         252,000      336,000      420,000      504,000      588,000
    1,200,000         303,000      404,000      505,000      606,000      707,000
    1,400,000         354,000      472,000      590,000      708,000      826,000

  The pensionable earnings for each of the named executive officers are not materially different from the amounts disclosed as salary and bonus under annual compensation in the Summary Compensation Table. The estimated years of benefit service, as of normal retirement at age 65, for the named executive officers who participate in the pension plan are: Miles L. Marsh, 17 years; Ernst A. Haberli, 18 years; John F. Lundgren, 34 years; Joe R. Neil, 18 years; and Clifford A. Cutchins, IV, 23 years.

EMPLOYMENT AGREEMENTS

  All individuals named in the Summary Compensation Table other than Mr. Neil have employment agreements with Fort James that contain change of control provisions. Mr. Neil has an employment agreement that provides for termination payments that are substantially similar to the change of control severance payments that the other named executive officers are entitled to receive pursuant to their agreements. In connection with entering into the Merger Agreement, Fort James and each of Messrs. Marsh, Haberli, Lundgren and Cutchins entered into amendments to their respective employment agreements. This section of this Information Statement describes the employment agreements as they existed prior to the amendments made in connection with the entering into of the Merger Agreement. For a description of the employment agreements as amended, as well as a description of the other interests of the named executive officers in the Merger that are different from those of shareholders of Fort James generally that are not described in this section of this Information Statement, see Item 3(b) of the Schedule 14D-9.

  The executive officers named in the Summary Compensation Table have employment agreements. The employment agreements were revised as of January 1, 2000, with the exception of Mr. Neil's employment agreement. Under the agreements, the executive receives a base salary and an opportunity for a bonus. The base salary, as of December 26, 1999, is shown on the Summary Compensation Table. The named executives also participate along with peer officers in Fort James' incentive, savings, retirement and other employee benefits programs.

  The revised employment agreements are effective for an initial three-year period that began on January 1, 2000. Beginning January 1, 2001 and each year thereafter, the revised agreements will be extended automatically for an additional year to create a new three-year period unless either the executive or Fort James gives six-months' notice that the agreement is not to be renewed. Mr. Neil's agreement became effective on August 13, 1997 and will be extended by its terms for an additional three years on August 13, 2000.

  In the event of a "change of control," the revised agreements are extended for a fixed three-year period with salary, bonus and other terms and conditions no less favorable than those in effect before the change of control. Additionally, the executives will be vested in all shares of restricted stock, stock options and any other stock-based awards. The revised agreements further provide that the executives will be made whole on an after-tax basis with respect to certain excise taxes, which may be imposed after a change of control.

  If an executive elects to retire at or after age 55 but prior to normal retirement age with twelve-months' notice to Fort James, the executive will receive additional retirement benefits. The benefits are: (a) three years of additional age (but not beyond a deemed age of 65) and three years of additional service credit for determining retirement benefits; (b) use of the final salary and the highest annual bonus paid in the preceding five years to calculate retirement benefits; (c) eligibility for retiree medical plan coverage; and (d) a lump sum cash payment of $50,000 (the "Enhanced Early Retirement Benefit"). This provision does not apply to Mr. Marsh (who has a separate supplemental retirement plan) or Mr. Neil. Mr. Marsh's agreement provides for: (a) eligibility for retiree medical plan coverage and (b) a lump-sum cash payment of $50,000. Mr. Neil's agreement does not provide additional retirement benefits in these circumstances.

  If Fort James terminates an executive's employment other than for cause or disability, or if the executive terminates his employment for good reason, the executive receives a lump-sum cash payment. The payment equals the sum of (a) any accrued unpaid salary plus a prorated annual bonus based on the highest bonus in the last five (three for Mr. Neil) years (the "Annual Bonus"), (b) three times the executive's salary and Annual Bonus (the "Termination Payment"), and (c) if the Executive is not age 55, a supplemental retirement payment based on additional amounts he would have accrued had he remained employed for three additional years ("Retirement Payment"). If the executive (other than Mr. Marsh or Mr. Neil) is age 55 or older, he also receives the Enhanced Early Retirement Benefit. In addition, the executive will be automatically vested in all shares of restricted stock, stock options and any other stock-based awards. The executive and his family also will receive continued coverage under certain Fort James welfare benefit plans for three years. If the termination is after 2002 and before a change of control (or in the case of Mr. Neil, if Fort James fails to renew his employment agreement), the Termination Payment is two times salary and Annual Bonus, the Retirement Payment is based on two additional years of employment and the welfare benefits continue for only two years.

  If Fort James terminates the executive for cause or if the executive terminates without good reason, the executive receives only salary and benefits earned to the date of termination. Upon termination due to disability or death, the executive (or his estate) would be entitled to any salary and benefits earned to the date of termination, and all shares of restricted stock, stock options and any other stock-based awards would vest at that time.

                     REPORT OF THE COMPENSATION COMMITTEE

  The Compensation Committee of the Board of Directors (the "Committee") oversees the design and implementation of the Fort James' executive compensation programs. The Committee's philosophy is that compensation should be linked to performance, should be aligned with comparable peer groups, and should ultimately serve the interests of the shareholders. In overseeing these programs, the Committee ensures that key elements of compensation are linked with objective performance measures at the corporate, business unit, and, in the case of the Chief Executive Office (the "CEO"), at the individual level.

PRINCIPLES

  . Executives will be rewarded for the achievement of financial and individual results measured against clearly defined goals and objectives.

  . As executives assume increased responsibilities, their total compensation packages will be subject to higher risk and, consequently, greater leverage.

  . The components of the executive compensation package should encourage the executives to increase shareholder value.

  . The various components of the executive compensation package must attract, retain and motivate key executives, and aid in maintaining an entrepreneurial spirit among members of the management team.

STRATEGIES

  . Generally, total compensation is aligned at a 75th percentile compensation target for positions of similar scope at other consumer products, and paper and forest products companies, assuming Fort James meets the defined performance objectives.

  . Annual incentives are used to align variable cash compensation with short-term business objectives. Variable cash awards will increase as business and individual results are above plan, and will decrease when business and individual results fall below plan.

  . Equity instruments (stock options, performance shares, and restricted stock) are used to align a significant portion of the executives' total compensation with Fort James' long-term goal/objective of increasing shareholder value.

  The executive compensation programs consist of specific elements which, in the aggregate, are aligned with Fort James' short- and long-term business strategies. For 1999, the executive compensation programs consisted of base compensation, short-term cash incentives and stock options. Restricted stock was granted in 1999 on a selective basis.

  Section 162(m) of the Internal Revenue Code imposes a $1,000,000 limit on the amount of compensation that is deductible by Fort James with respect to the CEO and each of the executive officers named in the Summary Compensation Table, unless specified plan design and administrative parameters are met. Currently, Fort James' 1996 Stock Incentive Plan complies with Section 162(m). The Compensation Committee continues to review design alternatives for the Management Incentive Plan and the consequences of these alternatives.

  To determine Fort James' comparative position on each of the specified compensation elements, the Committee uses surveys and reports prepared by independent compensation consultants. Many of the companies participating in these surveys are included in the S&P 500 Stock Index. Several of these companies are also included in Fort James' peer group described under the section entitled "Performance Graph."

  BASE COMPENSATION. Currently, the Committee evaluates executive officers' base salaries by reviewing competitive market practices and by subjective assessment of Fort James and individual performance. Base compensation is reviewed annually and is adjusted periodically to be consistent with Fort James' compensation strategy to maintain competitive market positioning.

  SHORT-TERM CASH INCENTIVES. The Management Incentive Plan is the short-term cash incentive component of the executive compensation program. This plan is designed to provide an added incentive to participants to align each executive's efforts with Fort James' business objectives. Eligibility is determined by salary grade and compensation survey data. A target award is assigned to each executive salary grade and consists of an individual performance factor and a financial performance factor (generally weighted 50 percent each). In 1999, target awards ranged from 10 to 100 percent of base compensation depending on a participant's salary grade. Participants may earn awards of up to 100 percent of target if plan is achieved and up to 200 percent of target if maximum performance is achieved.

  Financial performance goals for senior executives with corporate-wide responsibilities generally is projected on corporate earnings-per-share growth. Financial performance for executive officers with business unit responsibility generally is based on a matrix that includes earnings-per-share growth, income from operations, sales growth, and cost savings. In 1999, the predetermined corporate growth in earnings-per-share goal was not achieved. Business unit financial performance varied among units. Awards to corporate and business unit executive officers reflected these considerations.

  STOCK OPTIONS. Stock options granted under the 1996 Stock Incentive Plan are designed to encourage Fort James' executives to enhance the value of Fort James, as reflected in the price of the Common Stock and the shareholders' return. Key employees, including executive officers, are eligible to receive stock options. Stock options generally have been granted on an annual basis, for a term of ten years, and generally vest in equal installments over a period of two years.

  The size of an individual's grant is determined by each individual's performance and salary grade, as well as by compensation survey data. Stock options are granted on the basis of the Committee's assessment of merit.

  PERFORMANCE SHARES AND RESTRICTED STOCK. The Committee, in its discretion, may under the 1996 Stock Incentive Plan award restricted stock, performance shares and incentive stock, in addition to stock options. Key employees, including the executive officers, are eligible to receive such awards. Performance shares and restricted stock are not granted on a frequent or regular basis; and in 1999, none of the executive officers received a performance share grant. As discussed in more detail below, Mr. Marsh received a restricted stock grant.

MR. MARSH'S COMPENSATION

  BASE COMPENSATION. The Committee determined that it was appropriate to increase Mr. Marsh's base salary to $1,050,000 effective January 3, 2000, from its April 1998 level of $990,000. The Committee, having reviewed comparative salary information from published surveys representing consumer products and paper and forest products industries, believes Mr. Marsh's salary is comparable to other salaries of positions with similar scope and responsibility found in the consumer products and paper and forest products industries. Additional information about the terms and conditions of Mr. Marsh's employment and compensation are further described under the subsection entitled "Employment Agreements."

  SHORT-TERM CASH INCENTIVES. Mr. Marsh's short-term compensation in 1999 was based 50 percent on individual performance and 50 percent on growth in corporate earnings per share. Mr. Marsh received an award of $698,465 under the Management Incentive Plan, based on Fort James' having failed to achieve its target earnings-per-share goal and the Committee's assessment of Mr. Marsh's individual performance in 1999.

  STOCK OPTIONS. In 1999, the Committee granted Mr. Marsh an option to purchase 225,000 shares of Common Stock. Stock options were granted to Mr. Marsh based on the same criteria as the Committee used in granting stock options to other executive officers of Fort James.

  RESTRICTED STOCK. Based on a competitive analysis of Mr. Marsh's total compensation as compared to Chief Executive Officers of other consumer products and paper and forest products industries, the Committee determined that, in order to bring Mr. Marsh's total compensation in line with competitive market practice, it was appropriate to award Mr. Marsh 100,000 restricted shares. The restricted shares vest when Mr. Marsh reaches age 55.

  SUMMARY. As shown in the Executive Summary Compensation Table on page 12, most bonuses for 1999 were significantly lower than those from 1998. This reduction reflects one of the Compensation Committee's principles--"Executives should be rewarded for the achievement of financial and individual results measured against clearly defined goals and objectives." Since the projected growth in corporate earnings in 1999 was not achieved, the Committee, consistent with this principle, awarded only a portion of the bonuses that could have been earned if the goal had been achieved.

  Compensation Committee of the Board of Directors:

                          Robert M. O'Neil, Chairman
                               Barbara L. Bowles
                               William T. Burgin
                             Worley H. Clark, Jr.
                               William V. Daniel
                               Richard L. Sharp

                               PERFORMANCE GRAPH

  The graph below compares Fort James' five-year cumulative shareholder return on its Common Stock with the Standard & Poor's ("S&P") 500 Stock Index and an index of peer companies selected by Fort James. Fort James has selected a peer group comprised of the following: American Greetings Inc., Boise Cascade Corporation, Champion International Corporation, The Clorox Company, Colgate-Palmolive Company, Georgia-Pacific Corporation, H.J. Heinz Company, International Paper Corporation, Kimberly-Clark Corporation, Mead Corporation, The Procter & Gamble Company, Sara Lee Corporation, Smurfit-Stone Container Corporation and Westvaco Corporation. The graph presents a comparison of Fort James' performance with the S&P 500 Stock Index and the Peer Group, assuming investments of $100 were made on December 31, 1994 and that dividends were reinvested.

             COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG
                  FORT JAMES CORPORATION, S&P 500 STOCK INDEX
                              AND THE PEER GROUP


             [PERFORMANCE GRAPH OF FIVE-YEAR RETURN APPEARS HERE]

                                 1994    1995    1996    1997    1998    1999
                                ------- ------- ------- ------- ------- -------
Fort James Corporation ($)..... $100.00 $121.79 $170.84 $200.53 $212.86 $148.58
S&P 500 ($).................... $100.00 $137.58 $169.17 $225.60 $290.08 $351.12
Peer Group Only ($)............ $100.00 $127.46 $156.59 $217.66 $248.22 $289.21

                                                                   SCHEDULE III

                           GEORGIA-PACIFIC DESIGNEES

  Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the Georgia-Pacific Designees. Unless otherwise indicated, each person identified below is a United States citizen. The principal business address of Georgia-Pacific and, unless otherwise indicated, the business address of each person identified below is Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, GA 30303.

                                            Present Principal Occupation or Employment;
                Name                Age Material Positions Held During the Past Five Years
                ----                --- ---------------------------------------------------
 Alston D. Correll................   59 Chief Executive Officer of Georgia-Pacific since
                                        May 1993, Chairman since December 1993, and
                                        President since May 1996, has been one of Georgia-
                                        Pacific's directors since 1992 and his current
                                        term as director of Georgia-Pacific ends in 2002.

                                        Mr. Correll is also a director of The Southern
                                        Company and SunTrust Banks, Inc.

 Danny W. Huff....................   49 Executive Vice President--Finance and Chief
                                        Financial Officer of Georgia-Pacific since
                                        November 1, 1999. Prior to that time, he served as
                                        Vice President and Treasurer of Georgia-Pacific
                                        from February, 1996 to November, 1999 and
                                        Treasurer of Georgia-Pacific from October 23, 1993
                                        to February 1, 1996.

 James F. Kelley..................   58 Executive Vice President and General Counsel of
                                        Georgia-Pacific since August 1, 2000. Prior to
                                        that time, he served as Senior Vice President--Law
                                        and General Counsel of Georgia-Pacific from
                                        December 1993 until July 2000.

 Stephen E. Macadam...............   40 Executive Vice President--Containerboard and
                                        Packaging/Purchasing of Georgia-Pacific since
                                        August 1, 2000 and Senior Vice President--
                                        Containerboard and Packaging of Georgia-Pacific
                                        from March 1, 1998 to July 2000. Prior to that
                                        time, Mr. Macadam was a Principal of McKinsey &
                                        Company, Inc.

 Ronald L. Paul...................   57 Executive Vice President--Wood Products and
                                        Distribution of Georgia-Pacific since December 30,
                                        1997. Prior to that time, he served as Executive
                                        Vice President--Wood Products of Georgia-Pacific
                                        from September 1997 until December 1997 and Vice
                                        President--Structural Panels and Building Products
                                        Engineering of Georgia-Pacific from May 1996 until
                                        September 1997.

                                            Present Principal Occupation or Employment;
                Name                Age Material Positions Held During the Past Five Years
                ----                --- --------------------------------------------------
 John F. Rasor....................   57 Executive Vice President--Wood Procurement, Gypsum
                                        and Industrial Wood Products of Georgia-Pacific
                                        since December 16, 1997. Prior to that time, he
                                        served as Executive Vice President--Forest
                                        Resources of Georgia-Pacific from January 1997 to
                                        December 1997 and Senior Vice President--Forest
                                        Resources from February 1995 until December 1996.

 Lee M. Thomas....................   56 Executive Vice President--Packaged Products of
                                        Georgia-Pacific since August 1, 2000. Prior to
                                        that time, he served as Executive Officer of
                                        Georgia-Pacific in the following positions: as
                                        Executive Vice President--Paper and Chemicals from
                                        December 1997 until July 2000, Executive Vice
                                        President--Paper from January 1997 to December
                                        1997 and Senior Vice President--Paper from
                                        February 1995 until December 1996.


 Michael C. Burandt...............   56 Mr. Burandt has served as Senior Vice President--
                                        Packaged Products of Georgia-Pacific since May 5,
                                        1998. Prior to that time, he served as Vice
                                        President--Packaged Products of Georgia-Pacific
                                        from February 1995 until May 1998.

 James E. Terrell.................   51 Vice President of Georgia-Pacific since January
                                        1991 and Controller of Georgia-Pacific since 1989.

                                     III-2

                                                                     SCHEDULE IV

                    TRANSACTIONS IN FORT JAMES COMMON STOCK
                BY EXECUTIVE OFFICERS OF FORT JAMES CORPORATION

                         Transaction
Name                        Date     Shares         Transaction Type
----                     ----------- ------ ---------------------------------
Ernst A. Haberli........   8/13/00    8,616 Distribution of restricted stock*
Miles L. Marsh..........   8/13/00   21,371 Distribution of restricted stock*
Clifford A. Cutchins,
 IV.....................   8/13/00    7,534 Distribution of restricted stock*
Daniel J. Girvan........   8/13/00    7,150 Distribution of restricted stock*
                           8/13/00      150 Disposed of by gift
George F. Hartmann,
 Jr.....................   8/13/00    3,766 Distribution of restricted stock*
Gary Kurlancheek........   8/13/00    4,034 Distribution of restricted stock*
John F. Lundgren........   8/13/00    8,616 Distribution of restricted stock*
Joseph McGarr...........   8/13/00    6,466 Distribution of restricted stock*
Joe R. Neil.............   8/13/00    6,166 Distribution of restricted stock*

--------
*  Pursuant to the terms of the 1996 Stock Incentive Plan.